IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Financial Statements for the nine-month period ended March 31, 2021, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 131, beginning July 1, 2020.

Legal address: Carlos Della Paolera, 8th floor, Autonomous City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: October 29, 2018.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 541,230,019 common shares (*).

Subscribed, issued and paid up (in millions of ARS): 54,123

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Majority Shareholder of the Group: Consultores Assets Management S.A.

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 429,899,005 common shares.

Voting stock (direct and indirect equity interest): 79.92%.

	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in
(in millions of ARS)
Registered, common shares with a nominal value of ARS 100 each, 1 vote per share	541,230,019	541,230,019	54,123

(*) It is clarified that at the closing date of the financial statements the outstanding shares are 126,014,050. The capital increase of ARS 54,123,001,970 was approved by the National Values Commission and registered with the General Inspection of Justice on April 19, 2021. Notwithstanding, it is still pending by the National Values Commission the authorization for the public offering of shares as well as the change in the nominal value from ARS 1 to ARS 100 per share. In the last case, it is also pending the conformity of the change in nominal value for Bolsa y Mercados Argentinos S.A.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2021 and June 30, 2020
 (All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.21	06.30.20
ASSETS
Non-current assets
Investment properties	8	135,164	159,052
Property, plant and equipment	9	1,287	477
Trading properties	10	247	246
Intangible assets	11	1,325	1,378
Rights of use assets	12	745	780
Investments in associates and joint ventures	7	5,333	6,276
Deferred income tax assets	19	258	299
Income tax and minimum presumed income tax credits		9	10
Trade and other receivables	14	8,243	6,895
Investments in financial assets	13	10	-
Total non-current assets		152,621	175,413
Current Assets
Trading properties	10	4	9
Inventories		42	53
Income tax and minimum presumed income tax credits		156	133
Trade and other receivables	14	5,719	5,252
Derivative financial instruments	13	9	9
Investments in financial assets	13	8,217	8,486
Cash and cash equivalents	13	558	6,263
Total current assets		14,705	20,205
TOTAL ASSETS		167,326	195,618
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent (according to corresponding statement)		80,342	96,771
Non-controlling interest		5,506	5,535
TOTAL SHAREHOLDERS’ EQUITY		85,848	102,306
LIABILITIES
Non-current liabilities
Trade and other payables	16	1,162	1,677
Borrowings	17	33,897	35,981
Deferred income tax liabilities	19	31,351	32,462
Provisions	18	69	98
Derivative financial instruments	13	16	47
Leases liabilities		805	815
Total non-current liabilities		67,300	71,080
Current liabilities
Trade and other payables	16	6,360	4,821
Income tax liabilities		1	6
Payroll and social security liabilities		307	251
Borrowings	17	7,322	16,922
Derivative financial instruments	13	59	110
Provisions	18	76	58
Leases liabilities		53	64
Total current liabilities		14,178	22,232
TOTAL LIABILITIES		81,478	93,312
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		167,326	195,618

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income for the nine and three-month periods ended March 31, 2021 and 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.21	03.31.20	03.31.21	03.31.20
Income from sales, rentals and services	20	5,668	10,470	2,173	2,773
Income from expenses and collective promotion fund	20	2,008	3,552	734	1,180
Operating costs	21	(2,956)	(4,597)	(1,044)	(1,482)
Gross profit		4,720	9,425	1,863	2,471
Net (loss)/gain from fair value adjustments of investment properties	8	(10,679)	533	(14,325)	(2,648)
General and administrative expenses	21	(1,490)	(1,327)	(434)	(332)
Selling expenses	21	(844)	(713)	(91)	(162)
Other operating results, net	22	(23)	164	(7)	45
(Loss)/ profit from operations		(8,316)	8,082	(12,994)	(626)
Share of (loss)/ profit of associates and joint ventures	7	(936)	333	(867)	(91)
(Loss)/ profit from operations before financing and taxation		(9,252)	8,415	(13,861)	(717)
Finance income	23	713	539	(55)	240
Finance cost	23	(3,615)	(3,472)	(1,162)	(990)
Other financial results	23	4,471	(6,395)	911	(1,140)
Inflation adjustment	23	1,769	20	430	267
Financial results, net		3,338	(9,308)	124	(1,623)
Loss before income tax		(5,914)	(893)	(13,737)	(2,340)
Income tax expense	19	1,120	(1,491)	2,972	341
Loss for the period		(4,794)	(2,384)	(10,765)	(1,999)

Other comprehensive income/(loss) for the period: (i)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment in associates	7	(19)	(13)	(48)	(13)
Revaluation surplus		163	-	46	-
Other comprehensive income/(loss) for the period		144	(13)	(2)	(13)
Total comprehensive loss for the period		(4,650)	(2,397)	(10,767)	(2,012)

Total comprehensive loss attributable to:
Equity holders of the parent		(4,780)	(2,515)	(10,158)	(1,930)
Non-controlling interest		(14)	131	(607)	(69)

Attributable to:
Equity holders of the parent		144	(13)	(2)	(13)

Loss per share attributable to equity holders of the parent for the period: (ii)
Basic		(8.83)	(19.96)	(18.77)	(15.32)
Diluted		(8.83)	(19.96)	(18.77)	(15.32)

(i) The components of other comprehensive income have no impact on income tax.
(ii)  Loss per share have been calculated using 541,230,019 shares as of March 31,2021 and 126,014,050 shares as of March 31, 2020. In case of having used 541,230,019 shares for the calculation as of March 31, 2020, the result per share would be (4.65) and (3.57) corresponding to the nine and three months periods, respectively.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2021
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2020	126	4,634	13,077	181	12,497	43,121	23,135	96,771	5,535	102,306
Loss for the period	-	-	-	-	-	-	(4,780)	(4,780)	(14)	(4,794)
Other comprehensive income for the period	-	-	-	-	-	144	-	144	-	144
Capitalization of reserves - Shareholders’ meeting as of October 26, 2020 (2)	53,997	14,510	(13,077)	-	(12,497)	(42,933)	-	-	-	-
Dividend distribution - Shareholders’ meeting as of October 26, 2020 (2)	-	-	-	-	-	-	(11,755)	(11,755)	-	(11,755)
Assignment of results - Shareholders’ meeting as of October 26, 2020 (2)	-	-	-	1,157	-	8,847	(10,004)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	(38)	-	(38)	(15)	(53)
Balance as of March 31, 2021	54,123	19,144	-	1,338	-	9,141	(3,404)	80,342	5,506	85,848

	Reserve for future dividends	Special reserve	Other reserves	Currency translation adjustment	Revaluation surplus (1)	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2020	42,821	204	-	(29)	370	(245)	43,121
Other comprehensive income for the period	-	-	-	(19)	163	-	144
Capitalization of reserves - Shareholders’ meeting as of October 26, 2020 (2)	(42,821)	(204)	92	-	-	-	(42,933)
Assignment of results - Shareholders’ meeting as of October 26, 2020 (2)	-	8,847	-	-	-	-	8,847
Changes in non-controlling interest	-	-	-	-	-	(38)	(38)
Balance as of March 31, 2021	-	8,847	92	(48)	533	(283)	9,141

(1) See Note 17 to the Annual Financial Statements as of June 30, 2020.
(2) See Note 27 to these Consolidated Financial Statements.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2019	126	4,634	13,077	181	12,497	100,662	(56,814)	74,363	4,214	78,577
Loss for the period	-	-	-	-	-	-	(2,515)	(2,515)	131	(2,384)
Other comprehensive loss for the period	-	-	-	-	-	(13)	-	(13)	-	(13)
Dividend distribution - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	(990)	-	(990)	(198)	(1,188)
Assignment of results - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	(56,814)	56,814	-	-	-
Changes in non-controlling interest	-	-	-	-	-	(80)	-	(80)	80	-
Balance as of March 31, 2020	126	4,634	13,077	181	12,497	42,765	(2,515)	70,765	4,227	74,992

	Reserve for future dividends	Special reserve	Currency translation adjustment	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2019	43,812	57,016	-	(166)	100,662
Other comprehensive loss for the period	-	-	(13)	-	(13)
Assignment of results - Shareholders’ meeting as of October 30, 2019	(990)	(56,814)	-	-	(57,804)
Changes in non-controlling interest	-	-	-	(80)	(80)
Balance as of March 31, 2020	42,822	202	(13)	(246)	42,765

(1)  See Note 17 to the Annual Financial Statements as of June 30, 2020.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2021 and 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.21	03.31.20
Operating activities:
Cash generated from operations	15	3,133	7,004
Income tax paid		(26)	(146)
Net cash generated from operating activities		3,107	6,858

Investing activities:
Capital contributions in associates and joint ventures		(26)	(55)
Changes in non-controlling interest in subsidiaries		(53)	-
Acquisition of investment properties		(3,317)	(1,461)
Acquisition of property, plant and equipment		(134)	(144)
Advance payments		(47)	(1,325)
Acquisition of intangible assets		(9)	(32)
Acquisitions of investments in financial assets		(9,874)	(13,278)
Proceeds from investments in financial assets		15,469	15,182
Loans granted		-	(1,286)
Loans granted to related parties		(12,959)	(5,960)
Loans payment received from related parties		335	902
Proceeds from sales of investment properties		15,976	24
Collection of financial assets interests and dividends		542	612
Dividends received		-	216
Net cash generated from/ (used in) investing activities		5,903	(6,605)

Financing activities:
Repurchase of non-convertible notes		(203)	(691)
Sales of non-convertible notes in portfolio		634	-
Borrowings obtained		2,243	13,632
Payment of borrowings		(2,851)	(13,832)
Payment of non-convertible notes		(12,765)	-
Payment of leases liabilities		(28)	(45)
Payment of derivative financial instruments		(476)	(609)
Proceeds from derivative financial instruments		57	609
Payment of interest		(3,818)	(3,872)
Dividends paid		(2,332)	(990)
Dividends paid to non-controlling shareholders		-	(124)
Short-term loans, net		4,814	967
Net cash used in by financing activities		(14,725)	(4,955)
Net decrease in cash and cash equivalents		(5,715)	(4,702)
Cash and cash equivalents at beginning of the period	13	6,263	8,124
Foreign exchange gain on cash and fair value result for cash equivalents		44	383
Inflation adjustment		(34)	(50)
Cash and cash equivalents at end of the period	13	558	3,755

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subsequently changed to our current denomination.

As of the end of these Unaudited Condensed Interim Consolidated Financial Statements (hereinafter, Financial Statements), the Company operates 335,893 square meters (sqm) in 14 shopping malls, 114,475  sqm in 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder and parent Company is IRSA and Inversiones Financieras del Sur S.A. is our ultimate parent Company.

These Financial Statements have been approved by the Board of Directors to be issued on May 6, 2021.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim of nine-month periods ended March 31, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the Financial Statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the Financial Statements.

In order to conclude on whether an economy is categorized as a hyperinflationary, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approaches to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a hyperinflationary economy starting July 1, 2018.

In relation to the inflation index to be used and according to FACPCE Resolution No. 539/18, the inflation index is determinated based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the nine months period ended March 31, 2021, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	03.31.21 (nine months)
35%

  As a consequence of the aforementioned, these Financial Statements as of March 31, 2021 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies adopted for these Financial Statements are consistent with those used in the preparation of information under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2020.

2.3.
Comparability of information

The amounts as of June 30, 2020 and March 31, 2020, which are disclosed for comparative purposes, arise from the Financial Statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Financial Statements. In the preparation of these Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements of the information are described in Note 3 as of June 30, 2020, except for what is mentioned in Note 27 to these Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by tenants. During summertime (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during Spring and Autumn, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. Consequently, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

IRSA Propiedades Comerciales S.A.

4.
Acquisitions and disposals

Sale of Boston Tower building

               On July 15, 2020, IRSA Propiedades Comerciales has signed a bill of sale with possession of a medium-height floor of Boston Tower located at 265 Della Paolera in Catalinas District in the Autonomous City of Buenos Aires for a total area of approximately 1,247 square meters and 5 parking lots located in the building.

The price of the transaction was ARS 600 million (USD 6.7 million).

On August 25, 2020, IRSA Propiedades Comerciales has sold and transferred 5 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 6,235 square meters and 25 parking lots located in the building.

The price of the transaction was ARS 3,221 million (USD 34.7 million).

On November 5, 2020, IRSA Propiedades Comerciales has signed a bill of sale with possession of 4 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,892 square meters and 15 parking lots located in the building.

The price of the transaction was ARS 2,047 million (USD 22.9 million).

On November 12, 2020, IRSA Propiedades Comerciales has signed with an unrelated third party a bill of sale with possession of 3 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking lots located in the building.

The price of the transaction was ARS 1,718 million (USD 19.1 million).

Sale of Bouchard building

On July 30, 2020 IRSA Propiedades Comerciales has sold the entire “Bouchard 710” building, located in the Plaza Roma district of the Autonomous City of Buenos Aires, to an unrelated third party. The tower consists of 15,014 m2 of gross rental area on 12 office floors and 116 parking lots.

The price of the transaction was ARS 7,923 million (USD 87 million).

Pareto S.A. – Shareholding increase

On July 31, 2020, 25,630 common shares with of par value ARS 1.00 were acquired, representing 22% of the capital share of Pareto S.A. As a result of this transaction, the ownership of IRSA Propiedades Comerciales on Pareto amounts to 91.96%.

The price of the transaction was ARS 67 million (USD 0.5 million).

Acquisition of Hudson Property

On December 11, 2020, the purchase bill of the property called Casonas located in Hudson, Berazategui Party, was signed paying the remaining balance of 90% for USD 1 million. The initial 10% had been paid during the year ended June 30, 2018.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Consolidated Financial Statements as of June 30, 2020. There have been no changes in risk management or risk management policies applied by the Group since year-end.

IRSA Propiedades Comerciales S.A.

Since June 30, 2020 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities of the Group except for that the indicated in Note 27. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended March 31, 2021 and 2020. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the Statements of Income and Other Comprehensive Income and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the Annual Consolidated Financial Statements as of June 30, 2020.

IRSA Propiedades Comerciales S.A.

	03.31.21
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per Statement of Comprehensive Income/Statement of Financial Position
Revenues	3,748	1,865	68	20	5,701	2,008	(33)	7,676
Operating costs	(498)	(147)	(41)	(146)	(832)	(2,169)	45	(2,956)
Gross profit / (loss)	3,250	1,718	27	(126)	4,869	(161)	12	4,720
Net (loss) / gain from fair value adjustments in investment properties	(9,697)	(148)	(769)	34	(10,580)	-	(99)	(10,679)
General and administrative expenses	(1,077)	(274)	(106)	(38)	(1,495)	-	5	(1,490)
Selling expenses	(188)	(110)	(554)	(4)	(856)	-	12	(844)
Other operating results, net	(92)	(1)	(7)	-	(100)	79	(2)	(23)
(Loss)/ profit from operations	(7,804)	1,185	(1,409)	(134)	(8,162)	(82)	(72)	(8,316)
Share of (loss)/ profit of associates and joint ventures	-	-	-	(974)	(974)	-	38	(936)
(Loss)/ profit before financing and taxation	(7,804)	1,185	(1,409)	(1,108)	(9,136)	(82)	(34)	(9,252)
Investment properties	57,235	67,434	14,581	136	139,386	-	(4,222)	135,164
Property, plant and equipment	282	1,008	-	-	1,290	-	(3)	1,287
Trading properties	-	-	251	-	251	-	-	251
Goodwill	14	42	-	122	178	-	(56)	122
Right to receive units (barters)	-	-	1,046	-	1,046	-	-	1,046
Inventories	43	-	-	-	43	-	(1)	42
Investments in associates and joint ventures	-	-	-	2,069	2,069	-	3,264	5,333
Operating assets	57,574	68,484	15,878	2,327	144,263	-	(1,018)	143,245

	03.31.20
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per Statement of Comprehensive Income/Statement of Financial Position
Revenues	7,625	2,422	420	82	10,549	3,552	(79)	14,022
Operating costs	(619)	(142)	(110)	(90)	(961)	(3,680)	44	(4,597)
Gross profit / (loss)	7,006	2,280	310	(8)	9,588	(128)	(35)	9,425
Net (loss) / gain from fair value adjustments in investment properties	(5,294)	4,751	1,363	77	897	-	(364)	533
General and administrative expenses	(885)	(277)	(50)	(124)	(1,336)	-	9	(1,327)
Selling expenses	(578)	(84)	(64)	(8)	(734)	-	21	(713)
Other operating results, net	(9)	(25)	(3)	95	58	82	24	164
Profit/ (loss) from operations	240	6,645	1,556	32	8,473	(46)	(345)	8,082
Share of profit of associates and joint ventures	-	-	-	92	92	-	241	333
Profit/ (loss) before financing and taxation	240	6,645	1,556	124	8,565	(46)	(104)	8,415
Investment properties	63,831	46,264	9,648	364	120,107	-	(4,126)	115,981
Property, plant and equipment	318	352	-	-	670	-	(3)	667
Trading properties	-	-	237	-	237	-	-	237
Goodwill	14	42	-	122	178	-	(56)	122
Right to receive units (barters)	-	-	1,022	-	1,022	-	-	1,022
Inventories	53	-	-	-	53	-	(1)	52
Investments in associates and joint ventures	-	-	-	3,181	3,181	-	3,195	6,376
Operating assets	64,216	46,658	10,907	3,667	125,448	-	(991)	124,457

IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates and joint ventures:

	% of ownership interest held by non-controlling interests		Value of Group’s interest in equity		Group’s interest in comprehensive income
Name of the entity	03.31.21	06.30.20	03.31.21	06.30.20	03.31.21	03.31.20
Joint Ventures
Quality Invest S.A.	50.00%	50.00%	2,954	2,844	83	261
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	310	356	(45)	(20)
La Rural S.A.(2)	50.00%	50.00%	234	275	(40)	118
Associates
TGLT S.A.(4)(6)(7)	27.82%	30.20%	1,835	2,788	(953)	(25)
Others associates (3)	-	-	-	13	-	(14)
Total interests in associates and joint ventures			5,333	6,276	(955)	320

The table below lists information of the latest Financial Statements issued by associates and joint ventures:

				Last Financial Information issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income / (loss) for the period	Equity
Joint Ventures
Quality Invest S.A. (2)	Argentina	Real estate	203,158,129	406	167	5,825
Nuevo Puerto Santa Fe S.A. (1)(2)	Argentina	Real estate	138,750	28	(90)	593
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1	(64)	378
Associates
TGLT S.A. (4)(5)(7)	Argentina	Real estate	257,320,997	925	(2,630)	5,497

(1) Nominal value per share ARS 100.
(2) Correspond to profit/ (loss) for the nine-month period ended at March 31, 2021 and 2020, respectively.
(3) Represents other individually non-significant associates.
(4) See Note 4 to the Annual Financial Statements as of June 30, 2020.
(5) Correspond to loss for the year ended at March 31, 2021.
(6) Includes ARS (19) in other comprehensive income. For the purpose of the valuation of the investment in the Company, it has been considered the financial information prepared by TGLT S.A..
(7) As of March 31 IRSA Propiedades Comerciales S.A. transferred to PointArgentum MasterFund LP, 1,478,788 ADS from TGLT S.A. (equivalent to 22,181,818 ordinary shares) in accordance with the provisions of the share subscription carried out in August 2019. As a consequence of this transaction, IRSA CP's participation in TGLT S.A. went from 30.20% to 27.8%.

Changes in the Group’s investments in associates and joint ventures for the period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	03.31.21	06.30.20
Beginning of the period/ year	6,276	3,107
(Loss)/ profit sharing, net	(936)	241
Dividends	-	(52)
Other comprehensive loss	(19)	(29)
Reclassification to financial instruments (ii)	(14)	-
Acquisition of interest in associates (i)	-	2,945
Irrevocable contributions (Note 24)	26	64
End of the period/ year	5,333	6,276

(i) See Note 4 to the Annual Financial Statements as of June 30, 2020.
(ii) Corresponds to the reclassification to the Avenida Inc. investment due to decrease of the share ownership below 5%.

IRSA Propiedades Comerciales S.A.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others	03.31.21	06.30.20
Fair value at beginning of the period / year	63,585	78,872	13,901	2,592	102	159,052	116,719
Additions (iv)	248	2,798	60	203	-	3,309	12,175
Capitalized lease costs	5	10	-	-	-	15	27
Depreciation of capitalized lease costs (i)	(5)	(3)	-	-	-	(8)	(20)
Transfers (vi)	-	(549)	-	-	-	(549)	781
Disposals (iii)	-	(15,976)	-	-	-	(15,976)	(2,351)
Net (loss) / gain from fair value adjustment on investment properties (ii)	(9,688)	(1,688)	620	43	34	(10,679)	34,014
Decrease due to loss of control (v)	-	-	-	-	-	-	(2,293)
Fair value at end of the period / year	54,145	63,464	14,581	2,838	136	135,164	159,052

(i) As of March 31, 2021 the depreciation charge was included in “Costs” in the amount of ARS 8 in the Statement of Income and Other Comprehensive Income (Note 21).
(ii) For the nine-month period ended March 31, 2021, the net loss from fair value adjustment on investment properties was ARS 10,679 million. The net impact of the values in Argentine pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

a)
Net loss of ARS 668.7 million due to the variation in the projected income growth rate and the conversion to dollars of the projected cash flow in Argentine pesos according to the projected exchange rate estimates used in the cash flow;
b)
Net gain of ARS12,612.4 million as a result of the conversion to Argentine pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
An increase of 135 basis points in the discount rate, mainly caused by a rise in the country risk component of the WACC discount rate used to discount the cash flow, which generated a decrease in the value of shopping malls of ARS 6,151.6 million.
d)
In addition, for the impact of the inflation adjustment the Group reclassified by shopping malls ARS 16,615.0 million to Inflation adjustment.
e)
The value of our office buildings and other rental properties measured in real terms increased by 3.2% during the nine-month period as of March 31, 2021, due to a devaluation of the Argentine peso exceeding the inflation rate of the period.

(iii) Disposal of Torre Boston and Bouchard (Note 4).
(iv) Includes addition for the acquisition of the building "200 Della Paolera" according to the degree of progress of the construction work. See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(v) See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(vi) As of March 31, 2021 includes the transfer of the 24 th floor of Intercontinental Building from property, plant and equipment and the transfer of 77% of the 8 th floor surface of the building "200 Della Paolera" to property, plant and equipment. As of June 30, 2020 includes the transfer of 22nd and 23rd floor of the Intercontinental Building.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	03.31.21	03.31.20
Revenues from rental and services (Note 20)	5,601	10,054
Expenses and collective promotion fund (Note 20)	2,008	3,552
Rental and services costs (Note 21)	(2,900)	(4,487)
Net unrealized gain from fair value adjustment on investment properties	(9,290)	465
Net realized gain from fair value adjustment on investment properties (i)(ii)	9,737	759

(i) As of March 31, 2021 includes ARS 4,899 for the sale of Torre Boston and ARS 4,838 for the sale of Bouchard 710. As of March 31, 2020 includes ARS 492 corresponding to the barter transaction of the Caballito Ferro land and ARS 267 for the deconsolidation of the La Maltería S.A land.

(ii) As of March 31, 2021, (ARS 1,389) corresponds to the realized result from fair value adjustment for the period ((ARS 965) for the sale of Torre Boston and (ARS 424) for the sale of Bouchard 710) and ARS11,125 for realized result from fair value adjustment made in previous years (ARS 5,864 for the sale of Torre Boston and ARS 5,261 for the sale of Bouchard 710). As of March 31, 2020 ARS 68 corresponds to net realized fair value adjustment on investment properties for the period (which includes the barter transaction of the Caballito Ferro land) and ARS 691 corresponds to the realized fair value adjustment made in previous years (ARS 424 corresponding to the barter transaction of the Caballito Ferro land and ARS 267 for the deconsolidation of the La Maltería SA land).

Valuation techniques are described in Note 9 to the Annual Financial Statements as of June 30, 2020. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the changes in macroeconomics conditions.

IRSA Propiedades Comerciales S.A.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	03.31.21	06.30.20
Costs	529	392	2,008	26	1	2,956	2,998
Accumulated depreciation	(355)	(266)	(1,832)	(26)	-	(2,479)	(2,356)
Net book amount at beginning of the period / year	174	126	176	-	1	477	642
Additions	66	28	40	-	-	134	216
Disposals	-	-	(2)	-	-	(2)	(10)
Transfers	766	-	-	-	-	766	(247)
Depreciation charges (i)	(21)	(16)	(51)	-	-	(88)	(123)
Net loss from fair value adjustment	-	-	-	-	-	-	(1)
Net book amount at end of the period / year	985	138	163	-	1	1,287	477
Costs	1,361	420	2,046	26	1	3,854	2,956
Accumulated depreciation	(376)	(282)	(1,883)	(26)	-	(2,567)	(2,479)
Net book amount at end of the period / year	985	138	163	-	1	1,287	477

(i) On March 31, 2021 depreciation charges were included in “Costs” in the amount of ARS 65, in “General and administrative expenses” in the amount of ARS 22 and in “Selling expenses” in the amount of ARS 1, in the Statement of Income and Other Comprehensive Income (Note 21).

10.
Trading properties

Changes in in the Group’s trading properties for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Completed properties	Undeveloped sites	03.31.21	06.30.20
Net book amount at beginning of the period / year	21	234	255	242
Additions (ii)	-	7	7	21
Disposals (i)	(11)	-	(11)	(26)
Transfers	-	-	-	18
Net book amount at end of the period / year	10	241	251	255
Non - current			247	246
Current			4	9
Total			251	255

(i)
As of March 31, 2021 it corresponds to the sale of two apartments of the Astor Berutti building and as of June 30, 2020 it corresponds to the barter disposal of “Torre 1” on the airspace of the Coto Supermarket. (See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020).
(ii)
Corresponds to the addition of Cordoba lands.

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Goodwill	Software	Right to receive units (Barters) (ii)	Others	03.31.21	06.30.20
Costs	-	767	1,258	85	2,110	1,320
Accumulated amortization	122	(562)	(207)	(85)	(732)	(534)
Net book amount at beginning of the period / year	122	205	1,051	-	1,378	786
Additions	-	9	-	-	9	883
Disposals	-	-	-	-	-	(6)
Transfers	-	-	-	-	-	(87)
Amortization charge (i)	-	(57)	(5)	-	(62)	(198)
Net book amount at end of the period / year	122	157	1,046	-	1,325	1,378
Costs	-	776	1,258	85	2,119	2,110
Accumulated amortization	122	(619)	(212)	(85)	(794)	(732)
Net book amount at end of the period / year	122	157	1,046	-	1,325	1,378

(i) On March 31, 2021 amortization charges were included in “Costs” in the amount of ARS 13, and in “General and administrative expenses” in the amount of ARS 49 in the Statement of Income and Other Comprehensive Income (Note 21).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

IRSA Propiedades Comerciales S.A.

12.
 Rights of use assets

 Changes in the Group´s Rights of use assets for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	03.31.21	06.30.20
Convention center	187	198
Stadium DirecTV Arena	535	555
Machinery and equipment	13	17
Shopping malls	10	10
Total rights of use assets	745	780
Non-current	745	780
Total	745	780
Results
	03.31.21	03.31.20
Convention center	(12)	(10)
Stadium DirecTV Arena	(19)	(16)
Machinery and equipment	(32)	(8)
Total amortizations and depreciation (i)	(63)	(34)

(i)
On March 31, 2021 amortization charges were included in “Costs” in the amount of ARS 43, in “General and administrative expenses” in the amount of ARS 19 and in “Selling expenses” in the amount of ARS 1 in the Statement of Income and Other Comprehensive Income (Note 21).

13.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Financial Statements as of June 30, 2020.

Financial assets and financial liabilities as of March 31, 2021 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
March 31, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	12,086	-	-	12,086	2,538	14,624
Investments in financial assets:
- Public companies’ securities	-	286	-	286	-	286
- Mutual funds	10	-	-	10	-	10
- Bonds	-	7,931	-	7,931	-	7,931
Derivative financial instruments
- Foreign-currency future contracts	-	3	6	9	-	9
Cash and cash equivalents:
- Cash at banks and on hand	500	-	-	500	-	500
- Short- term investments	-	58	-	58	-	58
Total	12,596	8,278	6	20,880	2,538	23,418

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,539	-	-	1,539	5,983	7,522
Derivative financial instruments
- Foreign-currency future contracts	-	4	-	4	-	4
- Swaps of interest rate (ii)	-	-	71	71	-	71
Borrowings (Note 17)	41,219	-	-	41,219	-	41,219
Total	42,758	4	71	42,833	5,983	48,816

IRSA Propiedades Comerciales S.A.

Group´s financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
June 30, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	10,896	-	-	10,896	2,088	12,984
Investments in financial assets:
- Public companies’ securities	-	285	-	285	-	285
- Mutual funds	-	84	1,096	1,180	-	1,180
- Bonds	-	7,021	-	7,021	-	7,021
Derivative financial instruments
- Foreign-currency future contracts	-	-	9	9	-	9
Cash and cash equivalents:
- Cash at banks and on hand	3,767	-	-	3,767	-	3,767
- Short- term investments	87	2,409	-	2,496	-	2,496
Total	14,750	9,799	1,105	25,654	2,088	27,742

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 16)	1,628	-	1,628	4,870	6,498
Derivative financial instruments
- Foreign-currency future contracts	-	29	29	-	29
- Swaps of interest rate (ii)	-	128	128	-	128
Borrowings (excluding finance leases liabilities) (Note 17)	52,903	-	52,903	-	52,903
Total	54,531	157	54,688	4,870	59,558

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17).
(ii)
The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panamerican Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot.

The valuation models used by the Group for the measurement at different levels of hierarchy are no different from those used as of June 30, 2020.

The Group uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Underlying asset price (Money market curve); Interest curve	Level 2	-
Foreign exchange curve
Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

Investments in financial assets	NAV - Theoretical Price	Value is determinated based on the company´s shares in equity funds based on its Financial Statements, which are based on fair value, or evaluations of its investment.	Level 2	-

As of March 31, 2021, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, except for what is indicated in Note 27.

IRSA Propiedades Comerciales S.A.

14.
Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of March 31, 2021 and June 30, 2020:

	03.31.21	06.30.20
Lease and services receivables	1,539	1,578
Post-dated checks	494	408
Averaging of scheduled rent escalation	1,230	890
Debtors under legal proceedings	435	545
Property sales receivables	17	22
Consumer financing receivables	16	22
Less: allowance for doubtful accounts	(662)	(837)
Total trade receivables	3,069	2,628
Loans	1,377	1,430
Advance payments	585	690
Others (*)	268	298
Prepayments	439	298
Other tax receivables	284	210
Expenses to be recovered	32	56
Guarantee deposit	1	3
Total other receivables	2,986	2,985
Related parties (Note 24)	7,907	6,534
Total trade and other receivables	13,962	12,147
Non-current	8,243	6,895
Current	5,719	5,252
Total	13,962	12,147

 (*) Includes ARS 231 and ARS 246 as of March 31, 2021 and June 30, 2020, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (Note 17)

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	03.31.21	06.30.20
Beginning of the period/ year	837	518
Additions (i)	216	439
Unused amounts reversed (i)	(198)	(27)
Used during the year	-	(3)
Inflation adjustment	(193)	(90)
End of the period / year	662	837

(i)
As of March 31, 2021 additions and unused amount reversed were charged to “Selling expenses”, in the amount of ARS 18 in the Statement of Income and Other Comprehensive Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2021 and 2020:

	Note	03.31.21	03.31.20
Net loss for the period		(4,794)	(2,384)
Adjustments:
Income tax	19	(1,120)	1,491
Amortization and depreciation	21	221	277
Net loss/ (gain) from fair value adjustment on investment properties	8	10,679	(533)
Gain from disposal of trading properties		-	(345)
Disposals by concession maturity		2	10
Averaging of schedule rent escalation	20	(639)	(181)
Directors’ fees	24	631	104
Financial results, net		(2,327)	8,884
Provisions and allowances		62	218
Share of loss/ (profit) of associates and joint ventures	7	936	(333)
Changes in operating assets and liabilities
Decrease in inventories		11	4
Decrease/ (increase) in trading properties		11	(21)
(Increase)/ decrease in trade and other receivables		(1,093)	1,263
Decrease/ (increase) in trade and other payables		552	(1,213)
Decrease/ (increase) in payroll and social security liabilities		56	(175)
Uses of provisions	18	(55)	(62)
Net cash generated by operating activities before income tax paid		3,133	7,004

IRSA Propiedades Comerciales S.A.

	03.31.21	03.31.20
Non-cash transactions
Increase in properties plant and equipment through a decrease in investment properties	-	10
Increase in investment properties through an increase in trade and other payables	-	62
Decrease in equity through an increase in borrowings (dividends)	-	74
Increase in rights of use assets through a decrease in properties plant and equipment	-	29
Increase in investment in financial assets through a decrease in investment in associates and joint ventures (dividends)	-	39
Increase in investment in associates and joint ventures through a decrease in investment in financial assets	-	1,131
Decrease in equity through an increase in trade and other payables (dividends)	-	1
Decrease in investment properties through an increase in intangible assets	-	503
Decrease in intangible assets through an increase in trade and other payables	-	6
Currency translation adjustment in associates	19	13
Decrease in trading properties through an increase in intangible assets	-	334
Increase in investment in financial assets through a decrease in trade and other receivables	933	-
Decrease in financial assets through a decrease in trade and other payables	22	-
Reclassification to financial instruments	14	-
Decrease in equity through a decrease trade and other receivables (Dividends)	9,423	-
Decrease in financial leases through an decrease in trade and other receivables	9	-
Decrease properties plant and equipment through an increase in equity	163	-
Decrease in property plant and equipment through an increase in tax payables	54	-
Decrease in investment propertyes through an increase in properties plant and equipment	812	-
Decrease in properties plant and equipment through an increase in investment properties	263	-
Increase in investment properties through a decrease in trade and other receivables	7	-
Increase in trading properties through a decrease in trade and other receivables	7	-

16.
Trade and other payables

The following table shows the amounts of Group's trade and other payables as of March 31, 2021 and June 30, 2020:

	03.31.21	06.30.20
Rent and service payments received in advance	1,262	1,688
Admission rights	969	1,377
Accrued invoices	352	354
Trade payables	468	400
Tenant deposits	89	135
Payments received in advance	117	42
Total trade payables	3,257	3,996
Tax payable	641	158
Others	205	213
Other payments received in advance to be accrued	73	95
Tax payment plans	7	11
Total other payables	926	477
Related parties (Note 24)	3,339	2,025
Total trade and other payables	7,522	6,498
Non-current	1,162	1,677
Current	6,360	4,821
Total	7,522	6,498

17.
Borrowings

The following table shows the Group's borrowings as of March 31, 2021 and June 30, 2020:

	Book Value at 03.31.21	Book Value at 06.30.20	Fair Value at 03.31.21	Fair Value at 06.30.20
Non-Convertible notes	32,605	47,333	27,873	35,333
Bank loans	2,340	3,280	2,340	3,103
Bank overdrafts	5,528	1,894	5,528	1,894
AABE Debts	231	246	231	246
Loans with non-controlling interests	198	150	149	150
Related parties (Note 24)	317	-	327	-
Total borrowings	41,219	52,903	36,448	40,726
Non-current	33,897	35,981
Current	7,322	16,922
Total	41,219	52,903

IRSA Propiedades Comerciales S.A.

18.
Provisions

The following table shows the movements in the Group's provisions at March 31, 2021 and June 30, 2020 categorized by type of provision:

	Labor, legal and other claims	03.31.21	06.30.20
Balances at the beginning of the period / year	156	156	155
Inflation adjustment	(47)	(47)	(59)
Increases (i)	47	47	121
Recovery (i)	(3)	(3)	(50)
Used during the year	(8)	(8)	(11)
Balances at the end of the period /year	145	145	156
Non-current		69	98
Current		76	58
Total		145	156

(i)
Increases and recovery provisions were charged to “Other operating results, net”, in the Statement of Income and Other Comprehensive Income (Note 22).

19.
Current and deferred income tax

The details of the Group’s income tax expense are as follows:

	03.31.21	03.31.20
Current income tax	(6)	(33)
Deferred income tax	1,126	(1,458)
Income tax - Profit/ (loss)	1,120	(1,491)

Changes in the deferred tax account are as follows:

	03.31.21	06.30.20
Beginning of the period/ year	(32,163)	(25,286)
Income tax	1,126	(7,240)
Decrease due to loss of control	-	486
Appraisal surplus reserve	(56)	(123)
Period / year end	(31,093)	(32,163)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax:

	03.31.21	03.31.20
Loss for the period before income tax at the prevailing tax rate	1,774	268
Tax effects of:
Rate change	1,758	1,735
Share of profit of associates and joint ventures	(281)	100
Result by rate transparency	55	144
Result from sale of subsidiaries	-	(550)
Expiration of carry-forwards	(5)	-
Tax loss carry-forwards	(78)	(118)
Non-taxable, non-deductible items	(19)	13
Difference between provisions and affidavits	275	69
Others	75	(3)
Inflation adjustment	125	(731)
Tax inflation adjustment	(2,559)	(2,418)
Income tax - Loss	1,120	(1,491)

IRSA Propiedades Comerciales S.A.

20.
Revenues

	03.31.21	03.31.20
Base rent	3,058	6,113
Contingent rent	981	1,993
Admission rights	529	977
Averaging of scheduled rent escalation	639	181
Others	168	71
Commissions	107	203
Property management fees	99	118
Parking fees	20	398
Total revenues from rentals and services	5,601	10,054
Sale of trading properties	67	416
Total revenues from sale of properties	67	416
Total revenues from sales, rentals and services	5,668	10,470
Expenses and collective promotion fund	2,008	3,552
Total revenues from expenses and collective promotion funds	2,008	3,552
Total revenues	7,676	14,022

21.
Expenses by nature

The Group disclosed expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	03.31.21	03.31.20
Salaries, social security costs and other personnel administrative expenses (i)	1,117	478	62	1,657	1,974
Maintenance, security, cleaning, repairs and other	949	94	1	1,044	1,709
Taxes, rates and contributions	312	26	530	868	891
Directors' fees	-	630	-	630	397
Fees and payments for services	63	110	218	391	258
Advertising and other selling expenses	268	-	8	276	712
Amortization and depreciation (Notes 8, 9, 11 and 12)	129	90	2	221	277
Leases and expenses	89	32	2	123	146
Traveling, transportation and stationery	12	9	3	24	55
Bank expenses	-	19	-	19	26
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 14)	-	-	18	18	160
Cost of sale of properties	11	-	-	11	28
Other expenses	6	2	-	8	4
Total expenses by nature 03.31.21	2,956	1,490	844	5,290	-
Total expenses by nature 03.31.20	4,597	1,327	713	-	6,637

(i)
For the nine-month period ended March 31, 2021, includes ARS 1,560 of Salaries, Bonuses and Social Security and ARS 97 of other concepts. For the nine-month period ended March 31, 2020, includes ARS 1,728 of Salaries, Bonuses and Social Security and ARS 246 of other concepts.
(ii)
For the nine-month period ended March 31, 2021, includes ARS 2,900 of Rental and services costs and ARS 56 of Cost of sales and developments. For the nine-month period ended March 31, 2020, includes ARS 4,487 of Rental and services costs and ARS 110 of Cost of sales and developments.

22.
Other operating results, net

	03.31.21	03.31.20
Canon	-	104
Interest generated by operating credits	69	78
Management fees	6	11
Loss from disposals of property plant and equipment	-	(4)
Loss from sale of subsidiaries, associates and joint ventures	-	(8)
Others	6	105
Donations	(60)	(63)
Lawsuits (Note 18)	(44)	(59)
Total other operating results, net	(23)	164

IRSA Propiedades Comerciales S.A.

23.
Financial results, net

	03.31.21	03.31.20
- Interest income	713	539
Finance income	713	539
- Interest expense	(3,231)	(3,238)
- Others financial costs	(384)	(234)
Finance costs	(3,615)	(3,472)
Foreign exchange, net	981	(4,998)
- Fair value gain/ (loss) of financial assets at fair value through profit or loss	3,875	(1,470)
- Loss from derivative financial instruments	(368)	(52)
- (Loss)/ Gain from repurchase of non-convertible notes	(17)	125
Other financial results	4,471	(6,395)
- Inflation adjustment	1,769	20
Total financial results, net	3,338	(9,308)

IRSA Propiedades Comerciales S.A.

24.
Related parties transactions

The following is a summary of the balances with related parties:

Item	03.31.21	06.30.20
Trade and other receivables	7,907	6,534
Investments in financial assets	7,168	7,541
Trade and other payables	(3,339)	(2,025)
Borrowings	(317)	-
Leases liabilities	(8)	-
Total	11,411	12,050

Related parties	03.31.21	06.30.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	(2,914)	(1,499)	Received advances
	133	-	Advances
	5,068	4,305	Non-convertible notes
	7,175	3,537	Loans granted
	184	192	Other receivables
	38	77	Corporate services
	-	17	Equity incentive plan
	5	13	Reimbursement of expenses
	1	-	Averaging
	6	14	Leases and/or rights to use space
	-	(1)	Reimbursement of expenses to pay
	(2)	(20)	Equity incentive plan to pay
	14	-	Lease collections
Total direct parent company	9,708	6,635
Cresud S.A.CI.F. y A.	2,090	2,141	Non-convertible notes
	(3)	(3)	Equity incentive plan to pay
	7	2	Leases and/or rights to use space
	(11)	(1)	Reimbursement of expenses to pay
	(172)	(246)	Corporate services to pay
Total direct parent company of IRSA	1,911	1,893
La Rural S.A.	204	276	Dividends
	-	7	Leases and/or rights to use space
	(3)	-	Leases and/or rights to use space to pay
	73	99	Loans granted
TGLT S.A.	-	12	Other receivables
Other associates and joint ventures	(8)	-	Leases liabilities
	4	2	Reimbursement of expenses
	5	-	Borrowings
	7	12	Management fee
	1	-	Lease collections
	3	-	Leases and/or rights to use space
	-	(1)	Leases and/or rights to use space to pay
Total associates and joint ventures	286	407
Directors	(170)	(171)	Fees
Total Directors	(170)	(171)
IRSA International LLC	-	365	Loans granted
	(28)	-	Other payables
Epsilon Opportunities LP	-	1,095	Mutual funds
Tyrus S.A.	-	1,885	Loans granted
Centro Comercial Panamericano S.A.	-	(50)	Other payables
Helmir S.A.	(268)	-	Borrowings
OFC S.R.L.	1	1	Other receivables
	(20)	(28)	Other payables
Others	10	9	Reimbursement of expenses
	7	9	Leases and/or rights to use space
	10	-	Non-convertible notes
	(16)	(2)	Other payables
	29	5	Other receivables
	(49)	-	Borrowings
	-	(2)	Reimbursement of expenses to pay
	-	(1)	Legal services
Total others	(324)	3,286
Total at the end of the period/ year	11,411	12,050

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	03.31.21	03.31.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	46	77	Corporate services
	715	(98)	Financial operations
	4	-	Leases and/or rights to use space
Total direct parent company	765	(21)
Cresud S.A.CI.F. y A.	251	(63)	Financial operations
	20	11	Leases and/or rights to use space
	(381)	(411)	Corporate services
Total direct parent company of IRSA	(110)	(463)
TGLT S.A.	-	48	Financial operations
Other associates and joint ventures	4	2	Fees
	1	-	Leases and/or rights to use space
Total associates and joint ventures	5	50
Directors	(631)	(397)	Fees
Senior Management	(26)	(29)	Fees
Total Directors	(657)	(426)
Banco de Crédito y Securitización	54	59	Leases and/or rights to use space
BHN Vida S.A	10	12	Leases and/or rights to use space
BHN Seguros Generales S.A.	10	12	Leases and/or rights to use space
IRSA Internacional LLC	40	88	Financial operations
Tyrus S.A	168	-	Financial operations
Estudio Zang, Bergel & Viñes	(12)	(25)	Fees
Others	(20)	17	Leases and/or rights to use space
	-	12	Fees
	1	5	Financial operations
Total others	251	180
Total at the end of the period	254	(680)

The following is a summary of the transactions with related parties:

Related parties	03.31.21	03.31.20	Description of transaction
Quality Invest S.A.	26	55	Irrevocable contributions granted
Total irrevocable contributions	26	55
Nuevo Puerto Santa Fe	-	52	Dividends received
Total dividends received	-	52
IRSA Inversiones y Representaciones S.A.	9,126	868	Dividends granted
Cresud S.A.	395	16	Dividends granted
E-commerce Latina S.A.	159	13	Dividends granted
Tyrus S.A.	57	-	Dividends granted
Total dividends granted	9,737	897
TGLT S.A.	-	(1,814)	Sale of shares
Total sale of shares	-	(1,814)
TGLT S.A.	-	2,944	Shares purchase
Total shares purchase	-	2,944

25.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit D - Other investments	Note 13 - Financial instruments by category
Exhibit E - Provisions	Note 14 - Trade and other receivables
Note 18 - Provisions
Exhibit F - Cost of sales and services provided	Note 21 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 26 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

26.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	03.31.21	06.30.20
Assets
Trade and other receivables
US Dollar	19.90	91.80	1,827	2,098
Euros	0.17	103.07	18	23
Trade and other receivables with related parties
US Dollar	2.38	92.00	219	6,015
Total trade and other receivables			2,064	8,136
Investments in financial assets
US Dollar	7.59	91.80	697	764
Investment in financial assets with related parties
US Dollar	69.07	92.00	6,354	7,399
Total investments in financial assets			7,051	8,163
Cash and cash equivalents
US Dollar	5.10	91.80	468	3,728
Total cash and cash equivalents			468	3,728
Total Assets			9,583	20,027
Liabilities
Trade and other payables
US Dollar	6.61	92.00	608	568
Euros	0.05	103.53	5	-
Trade and other payables with related parties
US Dollar	0.35	92.00	32	1
Total trade and other payables			645	569
Borrowings
US Dollar	378.83	92.00	34,852	50,366
Borrowings with related parties
US Dollar	3.43	92.00	316	-
Total borrowings			35,168	50,366
Derivative financial instruments
US Dollar	0.77	92.00	71	128
Total derivative financial instruments			71	128
Leases liabilities
US Dollar	7.95	92.00	731	718
Leases liabilities with related parties
US Dollar	0.09	92.00	8	-
Total leases liabilities			739	718
Total Liabilities			36,623	51,781

(1) Considering foreign currencies those that differ from each one of the Group’s companies at each period/year-end.
(2)
Expressed in millions of foreign currency.
(3) Exchange rate of the Argentine Peso as of March 31, 2021 according to Banco Nación Argentina.

27.
Relevant events of the period

Payment of Non-convertible notes Class IV

On September 14, 2020, IRSA Propiedades Comerciales cancelled the Class IV Notes for a total of USD 140 million.

Ordinary and Extraordinary Shareholders’ Meeting

The Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales, held on October 26, 2020, approved among others:


The share capital increase of ARS 53,997 million through the capitalization of the Inflation adjustment of share capital reserve for ARS 3,391 million, share premium for ARS 9,660, the special reserve CNV Resolution 609/2012 for ARS 9,164 million, the reserve for future dividends for ARS 31,632 and the special reserve for ARS 150 million.


The assignment of 5% of the income for the year amounting of ARS 854 million to the integration of the legal reserve.


The distribution of a dividend in the amount of ARS 9,700 million in proportion to the shareholdings of the shareholders, to be paid in cash.


The integration of the special reserve in the amount of ARS 6,535 million.

IRSA Propiedades Comerciales S.A.

The amounts are expressed in the closing currency as of June 30, 2020 as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Economic context in which the company operates

The Group operates in a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

The results of our operations may be affected by fluctuations in the inflation index and in the exchange rate of the Argentine peso against other currencies, specifically the dollar, changes in interest rates that have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both internationally and locally that affect the country.

On December 2019, a new strain of coronavirus (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and until date more than 3,000,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinan Government implemented a series of sanitary measures which included social, preventive and mandatory isolation at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of activities began to become more flexible, in line with a decrease in infections, although as of April 16, 2021, as a consequence of the sustained increase in registered cases, the Argentinan government, through Decrees 241/2021 and 287/2021 of the PEN , established restrictions on night-time activity and the closure of shopping malls in the Buenos Aires Metropolitan Area until May 21 inclusive, with 44% of the portfolio of the company in terms of ABL.

This series of measures affected a large part of Argentine companies, which experienced a fall in their income and a deterioration in the payment cycle. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, the stagnation of the Argentine economy it is accompanied by a context of international crisis as a consequence of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy is expected.

In addition, the government is challenged to achieve a successful debt renegotiation with the International Monetary Fund (IMF). In the event that Argentina achieves a favorable result and agrees to restructure its debt with the IMF, this could have a favorable impact on the Argentine economy, in the medium and long term.

At a local level, the following was observed:

●
In February 2021, the indicator called Monthly Estimator of Economic Activity (EMAE) reported by the National Institute of Statistics and Censuses (INDEC), registered a variation of (2.6%) compared to the same month of 2020, and from (1.0%) compared to the previous month.

●
The retail inflation for 2020 reached 42.65%. The study on market expectations prepared by the Argentine Central Bank in March 2021, called the Compilation of Market Expectations (REM), estimates an inflation of 46.0% for December 2021. REM analysts foresee that in 2021 the economic activity will increased in 6.7%.

●
Throughout the period from March 2020 to March 2021, the Argentine peso depreciated 42.7% against the US dollar according to the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions since August 2019, as of March 31, 2021 there is an exchange gap of approximately 60% between the official price of the dollar and its price in parallel markets, which has an impact on the level of activity of the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Group's ability to access the Single Exchange Free Market (MULC) to acquire the necessary currencies to meet its financial obligations.

IRSA Propiedades Comerciales S.A.

COVID-19 Pandemic

As described above, the COVID-19 pandemic is adversely impacting the global economy, the Argentine economy and the Group's business. The current estimated impacts of the COVID-19 pandemic on the Group as of the date of these Financial Statements are established below:

●
During the third quarter of the 2021 fiscal period, the Group's shopping malls have operated under strict protocols and a gradual, albeit sustained, recovery of activity could be seen since the reopening in October 2020. After the end of the quarter, due to the Decrees 241/2021 and 287/2021 of the PEN, the shopping malls of the Metropolitan Area of Buenos Aires suspended their operations from April 16 to May 21, inclusive, operating only those items considered essential such as pharmacies, supermarkets and banks.

●
Regarding the offices, although the majority of tenants are working from home, they are operating with strict safety and hygiene protocols. To date, we have registered a slight increase in vacancies, although we have not evidenced a deterioration in collections.

●
La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20.

It should be mentioned that IRSA Propiedades Comerciales has a cash position and equivalents (including current financial investments) as of March 31, 2021 of approximately USD 95.5 million. On the other hand, it does not have short-term debt maturities, except for bank overdrafts for USD 62.5 million and other bank debts for USD 11.7 million.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group´s capacity to continue meeting its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve the human life and the Group's business.

28.
Subsequent events

After the end of the period and until the issuance of these Condensed Consolidated Interim Financial Statements, no other relevant events have occurred that could significantly affect these Financial Statements as of March 31, 2021.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Propiedades Comerciales S.A.
Legal address: Carlos Della Paolera 261– 8º floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52767733-1

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales S.A. and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position as of March 31, 2021, the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine and three-month periods ended March 31, 2021, and the unaudited condensed interim consolidated statements of changes in shareholders’ equity and of cash flows for the nine-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Propiedades Comerciales S.A. that:

a) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales S.A. are in the process of being transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales S.A., arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of March 2021.

c) we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

 d) at March 31, 2021 the debt of IRSA Propiedades Comerciales S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 97,136,114, which is not due at that date.

 Autonomous City of Buenos Aires, May 6, 2021.

/s/ PRICE WATERHOUSE & CO. S.R.L. C.P.C.E.C.A.B.A. Tº 1 Fº 17	/s/ ABELOVICH, POLANO & ASOCIADOS S.R.L. C.P.C.E. C.A.B.A. T° 1 F° 30
Dr. Walter Zablocky (Partner)	José Daniel Abelovich (Partner)
Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	Contador Público (UBA)C.P.C.E. C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Financial Statements for the nine-month period ended March 31, 2021, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2021 and June 30, 2020
 (All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.21	06.30.20
ASSETS
Non-current assets
Investment properties	7	95,743	118,959
Property, plant and equipment	8	1,100	378
Trading properties	9	140	138
Intangible assets	10	1,073	1,113
Rights of use assets	11	748	996
Investments in subsidiaries, associates and joint ventures	6	37,341	38,158
Trade and other receivables	13	7,602	6,330
Total non-current assets		143,747	166,072
Current Assets
Trading properties	9	4	9
Inventories		33	44
Income tax credits		30	15
Trade and other receivables	13	4,374	4,148
Investments in financial assets	12	7,326	6,206
Derivative financial instruments	12	9	9
Cash and cash equivalents	12	92	2,567
Total current assets		11,868	12,998
TOTAL ASSETS		155,615	179,070
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent (according to corresponding statement)		80,422	96,813
TOTAL SHAREHOLDERS’ EQUITY		80,422	96,813
LIABILITIES
Non-current liabilities
Trade and other payables	15	886	1,313
Borrowings	16	32,943	34,119
Deferred income tax liabilities	18	24,684	26,097
Other liabilities	6	46	108
Provisions	17	59	79
Total non-current liabilities		58,618	61,716
Current liabilities
Trade and other payables	15	5,709	4,037
Payroll and social security liabilities		262	209
Borrowings	16	10,529	16,212
Leases liabilities		8	9
Derivative financial instruments	12	4	29
Provisions	17	63	45
Total current liabilities		16,575	20,541
TOTAL LIABILITIES		75,193	82,257
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		155,615	179,070

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2021 and 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.21	03.31.20	03.31.21	03.31.20
Income from sales, rentals and services	19	4,200	8,215	1,674	2,108
Income from expenses and collective promotion fund	19	1,663	3,082	613	1,000
Operating costs	20	(2,503)	(4,208)	(881)	(1,294)
Gross profit		3,360	7,089	1,406	1,814
Net loss from fair value adjustments of investment properties	7	(10,014)	(533)	(10,126)	(2,066)
General and administrative expenses	20	(1,404)	(1,159)	(410)	(281)
Selling expenses	20	(796)	(635)	(97)	(141)
Other operating results, net	21	47	106	13	97
(Loss)/ profit from operations		(8,807)	4,868	(9,214)	(577)
Share of (loss)/ profit of associates and joint ventures	6	(817)	1,446	(3,471)	(617)
(Loss)/ profit from operations before financing and taxation		(9,624)	6,314	(12,685)	(1,194)
Finance income	22	677	510	(67)	252
Finance cost	22	(3,495)	(3,184)	(1,138)	(922)
Other financial results	22	4,236	(5,874)	943	(789)
Inflation adjustment	22	1,959	(209)	535	199
Financial results, net		3,377	(8,757)	273	(1,260)
Loss before income tax		(6,247)	(2,443)	(12,412)	(2,454)
Income tax expense	18	1,467	(72)	2,254	524
Loss for the period		(4,780)	(2,515)	(10,158)	(1,930)

Other comprehensive income/ (loss) for the period: (i)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of associates	6	(19)	(13)	(48)	(13)
Revaluation surplus		163	-	46	-
Other comprehensive income/ (loss) for the period		144	(13)	(2)	(13)
Total comprehensive loss for the period		(4,636)	(2,528)	(10,160)	(1,943)
Loss per share for the period: (ii)
Basic		(8.83)	(19.96)	(18.77)	(15.32)
Diluted		(8.83)	(19.96)	(18.77)	(15.32)

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
Loss per share have been calculated using 541,230,019 shares as of March 31,2021 and 126,014,050 shares as of March 31, 2020. In case of having used 541,230,019 shares for the calculation as of March 31, 2020, the result per share would be (4.65) and (3.57) corresponding to the nine and three months, respectively.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2021
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings (2)	Total shareholder’s equity
Balance as of June 30, 2020	126	4,634	13,077	181	12,406	43,254	23,135	96,813
Loss for the period	-	-	-	-	-	-	(4,780)	(4,780)
Other comprehensive income for the period	-	-	-	-	-	144	-	144
Capitalization of reserves - Shareholders’ meeting as of October 26, 2020 (3)	53,997	14,510	(13,077)	-	(12,406)	(43,024)	-	-
Dividend distribution - Shareholders’ meeting as of October 26, 2020 (3)	-	-	-	-	-	-	(11,755)	(11,755)
Assignment of results - Shareholders’ meeting as of October 26, 2020 (3)	-	-	-	1,157	-	8,847	(10,004)	-
Balance as of March 31, 2021	54,123	19,144	-	1,338	-	9,221	(3,404)	80,422

	Reserve for future dividends	Revaluation surplus (2)	Special reserve	Changes in non-controlling interest	Currency translation adjustment	Total shareholder’s equity
Balance as of June 30, 2020	42,821	370	204	(112)	(29)	43,254
Other comprehensive income for the period	-	163	-	-	(19)	144
Capitalization of reserves - Shareholders’ meeting as of October 26, 2020 (3)	(42,821)	-	(203)	-	-	(43,024)
Assignment of results - Shareholders’ meeting as of October 26, 2020 (3)	-	-	8,847	-	-	8,847
Balance as of March 31, 2021	-	533	8,848	(112)	(48)	9,221

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
(2)
See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2020.
(3)
See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2021.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings (2)	Total shareholder’s equity
Balance as of June 30, 2019	126	4,634	13,077	181	12,406	100,795	(56,814)	74,405
Loss for the period	-	-	-	-	-	-	(2,515)	(2,515)
Other comprehensive loss for the period	-	-	-	-	-	(13)	-	(13)
Dividend distribution - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	-	(990)	(990)
Assignment of results - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	(57,804)	57,804	-
Changes in non-controlling interest	-	-	-	-	-	(80)	-	(80)
Balance as of March 31, 2020	126	4,634	13,077	181	12,406	42,898	(2,515)	70,807

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Currency translation adjustment	Total shareholder’s equity
Balance as of June 30, 2019	43,810	57,018	(33)	-	100,795
Other comprehensive loss for the period	-	-	-	(13)	(13)
Assignment of results - Shareholders’ meeting as of October 30, 2019	(990)	(56,814)	-	-	(57,804)
Changes in non-controlling interest	-	-	(80)	-	(80)
Balance as of March 31, 2020	42,820	204	(113)	(13)	42,898

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
(2)
See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2020.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2021 and 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.21	03.31.20
Operating activities:
Cash generated from operations	14	2,550	6,179
Income tax paid		-	(12)
Net cash generated from operating activities		2,550	6,167

Investing activities:
Acquisition of investment properties		(3,237)	(1,166)
Acquisition of property, plant and equipment		(110)	(115)
Acquisition of intangible assets		(9)	(32)
Loans granted, net		-	(20)
Acquisitions of financial assets		(4,169)	(11,280)
Decrease of financial assets		8,830	12,663
Loans payment received from related parties		414	4,484
Loans granted to related parties		(12,870)	(11,887)
Advance payments		(47)	(1,325)
Proceeds from sales of investment properties		15,976	24
Acquisition of rights of use assets		-	(25)
Proceeds from sales of property, plant and equipment		2	6
Irrevocable contributions in subsidiaries, associates and joint ventures		(28)	(55)
Collection of financial assets interests		504	532
Acquisition of interest in subsidiaries, associates and joint ventures		(53)	-
Dividends received of subsidiaries		-	902
Net cash generated from / (used in) investing activities		5,203	(7,294)
Financing activities:
Payments of financial leasing		(12)	(13)
Borrowings obtained		6,538	13,632
Payment of borrowings		(2,178)	(13,559)
Payment of borrowings with related parties		(3)	-
Payment of non-convertible notes		(13,415)	-
Sale of non-convertible notes in portfolio		634	-
Repurchase of non-convertible notes		(82)	(115)
Proceeds from derivative financial instruments		57	609
Payment of derivative financial instruments		(420)	(582)
Interests paid		(3,774)	(3,778)
Dividends paid		(2,332)	(989)
Short term loans, net		4,752	970
Net cash used in financing activities		(10,235)	(3,825)
Net decrease in cash and cash equivalents		(2,482)	(4,952)
Cash and cash equivalents at beginning of period	12	2,567	5,095
Foreign exchange gain on cash and fair value result for cash equivalents		10	43
Inflation adjustment		(3)	(6)
Cash and cash equivalents at end of period	12	92	180

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.
Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited Condensed Interim Separate Financial Statements (hereinafter, Financial Statements), the Company operates 335,893 square meters (sqm) in 14 shopping malls, 114,475 sqm in 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

These Financial Statements have been approved by the Board of Directors to be issued on May 6, 2021.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim periods of nine month ended March 31, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Company's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the Financial Statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the Financial Statements.

IRSA Propiedades Comerciales S.A.

In order to conclude on whether an economy is categorized as a hyperinflationary, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approaches to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a hyperinflationary economy starting July 1, 2018.

In relation to the inflation index to be used according to FACPCE Resolution No. 539/18, the inflation index is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended March 31, 2021, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	03.31.21 (accumulated of nine months)
35%

 As a consequence of the aforementioned, these Financial Statements as of March 31, 2021 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies adopted for these Financial Statements are consistent with those used in the preparation of information under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2020.

2.3.
Comparability of information

The amounts as of June 30, 2020 and March 31, 2020, which are disclosed for comparative purposes, arise from the Financial Statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Financial Statements. In the preparation of the Financial Statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of Separate Annual Financial Statements as of and for the fiscal year ended June 30, 2020, except as indicated in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

See relevant acquisitions and disposals descripted in the Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Separate AnnualFinancial Statements as of June 30, 2020. There have been no changes in risk management or risk management policies applied by the company's since year-end.

IRSA Propiedades Comerciales S.A.

Since June 30, 2020 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company’s assets or liabilities of the company except for that the indicated in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

6.
Investment in subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s interest in equity		Company’s interest in comprehensive (loss)/ income
Name of the entity	03.31.21	06.30.20	03.31.21	06.30.20	03.31.21	03.31.20
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	21,305	21,037	267	907
Torodur S.A.	100.00%	100.00%	7,132	7,135	(4)	136
Arcos del Gourmet S.A.	90.00%	90.00%	2,034	2,132	(98)	(1)
Shopping Neuquén S.A.	99.95%	99.95%	953	956	(3)	(121)
Centro de Entretenimientos La Plata S.A. (5)(4)(3)	95.40%	95.40%	625	592	33	40
Pareto S.A. (9)	91.96%	69.96%	108	88	(33)	(25)
Entertainment Holdings S.A.	70.00%	70.00%	18	156	(138)	(62)
Emprendimiento Recoleta S.A. (1)	53.68%	53.68%	67	74	(7)	(29)
Entretenimiento Universal S.A. (2)	3.75%	3.75%	(2)	(2)	-	-
Fibesa S.A. (2)	97.00%	97.00%	(44)	(106)	62	130
La Malteria S.A. (6)	-	-	-	-	-	242
Associates
TGLT S.A. (6) (7) (8)	27.82%	30.20%	1,835	2,788	(953)	(25)
Joint ventures
Quality Invest S.A.	50.00%	50.00%	2,954	2,844	83	261
Nuevo Puerto Santa Fe S.A. (5)	50.00%	50.00%	310	356	(45)	(20)
			37,295	38,050	(836)	1,433

				Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income / (loss) for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497	335	26,631
Torodur S.A.	Uruguay	Investment	1,735,435,048	1,733	94	7,113
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81	(109)	2,221
Shopping Neuquén S.A.	Argentina	Real estate	53,511,353	54	(3)	953
Centro de Entretenimientos La Plata S.A. (5)(4)(3)	Argentina	Real estate	36,824	3	12	122
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46	(169)	186
Emprendimiento Recoleta S.A. (1)	Argentina	Real estate	13,449,990	25	(13)	125
Entretenimiento Universal S.A.	Argentina	Event organization and others	825	-	(1)	(41)
Fibesa S.A.	Argentina	Real estate	(i)	2	(14)	105
Pareto S.A. (9)	Argentina	Developer	107,130	-	(36)	31
Associates
TGLT S.A. (6)(8)	Argentina	Real estate	257,320,997	925	(2,630)	5,497
Joint ventures
Quality Invest S.A.	Argentina	Real estate	203,158,129	406	167	5,825
Nuevo Puerto Santa Fe S.A. (5)	Argentina	Real estate	138,750	28	(90)	593

(1) Concession ended on November 18, 2018. As of March 31, 2021, is in liquidation.
(2) Included in other payables.
(3) Corresponds to profit for the nine-month periods ended March 31, 2021 and 2020, respectively.
(4) Include the necessary adjustments to get to the balances in accordance with the International Financial Reporting Standards.
(5) Nominal value per share ARS 100.
(6) See note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(7)
Includes ARS (19) of other comprehensive income. For the purpose of the valuation of the investment in the Company, it has been considered the financial information prepared by TGLT S.A.
(8) On March 31,2021, IRSA Propiedades Comerciales S.A. transferred to PointArgentum MasterFund LP, 1,478,788 ADS from TGLT S.A. (equivalent to 22,181,818 ordinary common shares) in accordance with the provisions of the share subscription carried out in August 2019. As a consequence of this transaction, IRSA CP's participation in TGLT S.A. went from 30.20% to 27.8%.
(9) On April 16, 2021, 2,330 nominative ordinary common shares with a par value of ARS 1 each were sold, representing 2% of the capital of Pareto S.A. As a result of this transaction the ownership interest held on Pareto is 88.96%.
(i) Corresponds to 2,323,126 shares. Nominal value per share ARS 1 with rights to 5 votes.

IRSA Propiedades Comerciales S.A.

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	03.31.21	06.30.20
Beginning of the period / year	38,050	28,087
Irrevocable contributions (Note 23)	28	1,625
Share of (loss)/ profit, net	(817)	8,330
Sale of interest of subsidiaries (ii)	-	(1,888)
Acquisition of interest in associates (iii) (Note 23)	53	2,945
Changes in non-controlling interest (iv)	-	(79)
Other comprehensive loss	(19)	(30)
Dividends distribution	-	(940)
End of the period / year (i)	37,295	38,050

(i)
It includes (ARS 46) and (ARS 108) as of March 31, 2021 and June 30, 2020, respectively, in relation to the equity interest in Fibesa S.A. and Entretenimiento Universal S.A. disclosed under Other liabilities.
(ii)
Corresponds to the sale of La Malteria S.A. See note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(iii)
Corresponds to the acquisition of 22% common shares of Pareto S.A. as of March 31, 2021 and the participation in TGLT S.A. as of June 30, 2020. See note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(iv)
Corresponds to changes in non-controlling interest generated by the share premium of La Arena S.A.

7.
Investment properties

Changes in the Company’s investment properties for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	03.31.21	06.30.20
Fair value at beginning of the period / year	52,224	56,453	7,710	2,572	118,959	83,061
Additions (ii)	168	2,797	60	204	3,229	11,811
Disposals (iii)	-	(15,976)	-	-	(15,976)	(2,267)
Transfers (iv)	-	(466)	-	-	(466)	781
Capitalized lease costs	5	10	-	-	15	22
Depreciation of capitalized lease costs (i)	(3)	(1)	-	-	(4)	(14)
Net (loss)/ gain from fair value adjustment on investment properties	(7,805)	(2,617)	364	44	(10,014)	25,565
Fair value at end of the period / year	44,589	40,200	8,134	2,820	95,743	118,959

(i)
On March 31, 2021 the depreciation charges were included in “Costs” in the amount of ARS 4, in the Statement of Income and Other Comprehensive Income (Note 20).
(ii)
Includes addition for the acquisition of the building "200 Della Paolera" according to the degree of progress of the construction work. See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020.
(iii)
Disposal of Torre Boston and Bouchard 710 included in Office and Other rental properties. (See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements). As of June 30, 2020 includes the barter disposal of "Land Plot 1" of Caballito Ferro Land and the disposal for the sale of two floors of "200 Della Paolera". (See Note 4 to the Annual Consolidated Financial Statements).
(iv)
As of March 31, 2021 includes the transfer of the 24 th floor of Intercontinental Building from property, plant and equipment and the transfer of the 77% of the 8 th floor surface of the building "200 Della Paolera" to property, plant and equipment. As of June 30, 2020 includes the transfer of 22nd and 23rd floor of the Intercontinental Building.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	03.31.21	03.31.20
Rentals and services income (Note 19)	4,133	7,799
Expenses and collective promotion fund (Note 19)	1,663	3,082
Rental and services costs (Note 20)	(2,453)	(4,102)
Net unrealized gain from fair value adjustment on investment properties	(8,625)	(544)
Net realized gain from fair value adjustment on investment properties (i) (ii)	9,736	492

(i)
As of March 31, 2021 includes ARS 4,898 for the sale of Torre Boston and ARS 4,838 for the sale of Bouchard 710. As of March 31, 2020 includes ARS 492 corresponding to the barter transaction of the Caballito Ferro land.

(ii)
As of March 31, 2021, (ARS 1,389) corresponds to the realized result from fair value adjustment for the period ((ARS 965) for the sale of Torre Boston and (ARS 424) for the sale of Bouchard 710) and ARS 11,125 for the realized result from fair value adjustment in previous years (ARS 5,864 for the sale of Torre Boston and ARS 5,261 for the sale of Bouchard 710). As of March 31, 2020 ARS 11 corresponds to the net realized fair value adjustment on investment properties for the period and ARS 481 corresponding to the realized result from fair value adjustment in previous years for the barter transaction of the Caballito Ferro land.

Valuation techniques are described in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2020. There were no changes to the valuation techniques.

IRSA Propiedades Comerciales S.A.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	03.31.21	06.30.20
Costs	533	279	1,736	26	1	2,575	2,648
Accumulated depreciation	(359)	(214)	(1,598)	(26)	-	(2,197)	(2,102)
Net book amount at beginning of the period / year	174	65	138	-	1	378	546
Additions	67	4	39	-	-	110	181
Disposals	-	-	(2)	-	-	(2)	(6)
Transfers	681	-	-	-	-	681	(248)
Depreciation charges (i)	(20)	(10)	(37)	-	-	(67)	(95)
Net book amount at end of the period / year	902	59	138	-	1	1,100	378
Costs	1,281	283	1,773	26	1	3,364	2,575
Accumulated depreciation	(379)	(224)	(1,635)	(26)	-	(2,264)	(2,197)
Net book amount at end of the period / year	902	59	138	-	1	1,100	378

(i)  On March 31, 2021 the depreciation charges were included in “Costs” in the amount of ARS 45, in “General and administrative expenses” in the amount of ARS 21 and in “Selling expenses” in the amount of ARS 1 in the Statement of Income and Other Comprehensive Income (Note 20).

9.
Trading properties

Changes in the Company’s, trading properties for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Completed properties	Undeveloped sites	03.31.21	06.30.20
Net book amount the beginning of the period / year	21	126	147	134
Additions (ii)	-	8	8	21
Transfers	-	-	-	18
Disposals (i)	(11)	-	(11)	(26)
Net book amount the end of the period / year	10	134	144	147
Non-current			140	138
Current			4	9
Total			144	147

(i)  As of March 31, 2021 corresponds to the sale of two apartments of Astor Berutti building. As of June 30, 2020 corresponds to the barter disposal of “Torre 1” on the airspace of the Coto Supermarket. (See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2020)
(ii) Corresponds to the addition of Córdoba lands.

10.
Intangible assets

Changes in the Company’s intangible assets for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Software	Right to receive units (ii)	Others	03.31.21	06.30.20
Costs	538	943	85	1,566	776
Accumulated amortization	(368)	-	(85)	(453)	(272)
Net book amount at beginning of the period / year	170	943	-	1,113	504
Additions	9	-	-	9	883
Disposals	-	-	-	-	(6)
Transfers	-	-	-	-	(87)
Amortization charges (i)	(49)	-	-	(49)	(181)
Net book amount at end of the period / year	130	943	-	1,073	1,113
Costs	547	943	85	1,575	1,566
Accumulated amortization	(417)	-	(85)	(502)	(453)
Net book amount at end of the period / year	130	943	-	1,073	1,113

(i) On March 31, 2021 the amortization charges were included in “General and administrative expenses” in the amount of ARS 49 in the Statement of Income and Other Comprehensive Income (Note 20).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

IRSA Propiedades Comerciales S.A.

11.
Rights of use assets

	03.31.21	06.30.20
Shopping malls (Note 23)	736	979
Machinery and equipment	4	17
Others	8	-
Total rights of use	748	996
Non-current	748	996
Total	748	996

  Results

	03.31.21	03.31.20
Shopping malls	244	225
Machinery and equipment	13	5
Others	20	-
Total amortization and depreciation of rights of use (i)	277	230

(i)
On March 31, 2021 the depreciation charges were included in “Costs” in the amount of ARS 257, in “General and administrative expenses” in the amount of ARS 19 and in “Selling expenses” in the amount of ARS 1 in the Statement of Income and Other Comprehensive Income (Note 20).

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Separate Annual Financial Statements as of June 30, 2020.

Financial assets and financial liabilities as of March 31, 2021 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
March 31, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	10,582	-	-	10,582	1,949	12,531
Investments in financial assets:
- Investment in equity public companies´ securities	-	96	-	96	-	96
- Bonds	-	7,230	-	7,230	-	7,230
Derivative financial instruments
- Foreign - currency future contracts	-	-	9	9	-	9
Cash and cash equivalents:
- Cash at banks and on hand	74	-	-	74	-	74
- Short- term investments	-	18	-	18	-	18
Total	10,656	7,344	9	18,009	1,949	19,958

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 15)	1,106	5,489	6,595
Derivative financial instruments	4	-	4
Borrowings (Note 16)	43,472	-	43,472
Total	44,582	5,489	50,071

IRSA Propiedades Comerciales S.A.

Company´s financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
June 30, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	9,821	-	-	9,821	1,367	11,188
Investments in financial assets:
- Investment in equity public companies´ securities	-	94	-	94	-	94
- Bonds	-	6,028	-	6,028	-	6,028
- Mutual funds	-	84	-	84	-	84
Derivative financial instruments
- Foreign - currency future contracts	-	-	9	9	-	9
Cash and cash equivalents:
- Cash at banks and on hand	335	-	-	335	-	335
- Short- term investments	87	2,145	-	2,232	-	2,232
Total	10,243	8,351	9	18,603	1,367	19,970

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 15)	1,119	4,231	5,350
Derivative financial instruments	29	-	29
Borrowings (Note 16)	50,331	-	50,331
Total	51,479	4,231	55,710

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (See Note 16).

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IFRS 16 “Leases”. Finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

The Company´s uses a range of valuation models for the measurement of Level 2 instruments, see Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of March 31, 2021 and June 30, 2020:

	03.31.21	06.30.20
Lease and services receivables	1,317	1,329
Averaging of scheduled rent escalation	827	391
Post-dated checks	414	349
Debtors under legal proceedings	344	454
Consumer financing receivables	16	22
Property sales receivables	17	22
Less: allowance for doubtful accounts	(555)	(710)
Total trade receivables	2,380	1,857
Advance payments	498	559
Prepayments	414	284
Other tax receivables	210	133
Loans	99	106
Expenses to be recovered	25	44
Others	10	32
Total other receivables	1,256	1,158
Related parties (Note 23)	8,340	7,463
Total current trade and other receivables	11,976	10,478
Non-current	7,602	6,330
Current	4,374	4,148
Total	11,976	10,478

IRSA Propiedades Comerciales S.A.

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:

	03.31.21	06.30.20
Beginning of the period / year	710	413
Additions (Note 20)	175	361
Unused amounts reversed (Note 20)	(168)	(12)
Inflation adjustment	(162)	(52)
End of the period / year	555	710

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month periods ended March 31, 2021 and 2020:

	Note	03.31.21	03.31.20
Net loss for the period		(4,780)	(2,515)
Adjustments:
Income tax	18	(1,467)	72
Amortization and depreciation	20	397	441
Gain from disposal of trading properties		-	(345)
Net loss from fair value adjustments of investment properties	7	10,014	533
Directors’ fees provision		616	100
Averaging of schedule rent escalation	19	(603)	33
Financial results, net		(5,963)	8,795
Provisions and allowances	13 and 17	47	188
Share of loss/ (profit) of associates and joint ventures	6	817	(1,433)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(10)	(43)
Changes in operating assets and liabilities:
Decrease in inventories		11	3
Decrease/ (increase) of trading properties		11	(21)
Decrease in trade and other receivables		2,624	1,120
Increase / (decrease) in trade and other payables		825	(538)
Increase/ (decrease) in payroll and social security liabilities		53	(163)
Uses of provisions and inflation adjustment	17	(42)	(48)
Net cash generated from operating activities before income tax paid		2,550	6,179

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended March 31, 2021 and 2020:

Non-cash transactions	03.31.21	03.31.20
Currency translation adjustment	19	13
Decrease in investment properties through an increase in property plant and equipment	727	9
Decrease in equity through an increase in trade and other payables	-	1
Decrease in investment in associates and joint ventures through a decrease in equity	-	80
Increase in investment in financial assets through a decrease in investment in associates and joint ventures	-	39
Increase in investment in associates and joint ventures through a decrease in investments in financial assets	-	1,131
Increase in trade and other payables through an increase in rights of use assets	-	18
Increase in rights of use assets through a decrease in trade and other receivables	-	1,242
Increase in rights of use assets through a decrease in property, plant and equipment	-	29
Increase in trade and other payables through a decrease in intangible assets	-	6
Decrease in investment properties through an increase in intangible assets	-	503
Decrease in trading properties through an increase in intangible assets	-	334
Decrease in property plant and equipment through an increase in equity	163	-
Decrease in property plant and equipment through an increase in tax payables	54	-
Increase in financial assets through an increase in borrowings	22	-
Increase in rights of use assets through an increase in leases liabilities	28	-
Decrease in property plant and equipment through an increase in investment properties	263	-
Decrease in equity through a decrease in trade and other receivables (dividends)	9,423	-
Decrease in borrowings through a decrease in financial assets	271	-
Increase in trade and other receivables through a decrease in financial assets	933	-
Decrease in investment in associates and joint ventures through a decrease in other payables	62	-
Decrease in trade and other receivables through a decrease in borrowings	156	-
Increase in investment properties through a decrease in trade and other receivables	7	-
Increase in financial assets through an increase in borrowings	800	-
Increase in trading properties through a decrease in trade and other receivables	8	-
Decrease in trade receivables through a decrease in leases liabilities	9	-

IRSA Propiedades Comerciales S.A.

15.
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of March 31, 2021 and June 30, 2020:

	03.31.21	06.30.20
Admission rights	887	1,266
Rent and service payments received in advance	920	1,232
Trade payables	377	321
Accrued invoices	212	253
Tenant deposits	65	107
Payments received in advance	100	30
Total trade payables	2,561	3,209
Tax payables	618	143
Other income to be accrued	47	51
Other payables	11	10
Tax payment plans	5	8
Total other payables	681	212
Related parties (Note 23)	3,353	1,929
Total trade and other payables	6,595	5,350
Non-current	886	1,313
Current	5,709	4,037
Total	6,595	5,350

16.
Borrowings

The following table shows the Company’s borrowings as of March 31, 2021 and June 30, 2020:

	Book Value at 03.31.21	Book Value at 06.30.20	Fair Value at 03.31.21	Fair Value at 06.30.20
Non-Convertible notes	32,605	47,333	27,873	35,333
Bank loans	279	454	279	454
Related parties (Note 23)	5,173	683	5,115	567
Bank overdrafts	5,415	1,861	5,415	1,860
Total borrowings	43,472	50,331	38,682	38,214
Non-current	32,943	34,119
Current	10,529	16,212
Total	43,472	50,331

17.
Provisions

The following table shows the movements in the Company’s provisions as of March 31, 2021 and June 30, 2020:

	03.31.21	06.30.20
Balances at the beginning of the period / year	124	123
Increases (Note 21)	42	103
Recovery (Note 21)	(2)	(46)
Used during the period / year	(4)	(10)
Inflation adjustment	(38)	(46)
Balances at the end of the period / year	122	124
Non-current	59	79
Current	63	45
Total	122	124

IRSA Propiedades Comerciales S.A.

18.
Current and deferred income tax

The detail of the income tax expense of the Company are as follows:

	03.31.21	03.31.20
Deferred income tax	1,467	(72)
Income tax	1,467	(72)

Changes in the deferred tax account are as follows:

	03.31.21	06.30.20
Beginning of the period / year	(26,097)	(19,694)
Income tax	1,467	(6,280)
Appraisal surplus reserve	(54)	(123)
End of the period / year	(24,684)	(26,097)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the profit before income tax for the nine-month periods ended March 31, 2021 and 2020:

	03.31.21	03.31.20
Loss for period before income tax at the prevailing tax rate	1,874	733
Tax effects of:
Fiscal transparency	27	133
Difference between provisions and affidavits	269	60
Rate change	1,371	1,199
Share of loss/ (profit) of subsidiaries, associates and joint ventures	(245)	434
Profit from sale of subsidiaries	-	(561)
Tax inflation adjustment	(2,697)	(2,076)
Inflation adjustment	785	6
Non-taxable profit, non-deductible expenses and others	83	-
Income tax	1,467	(72)

19.
Revenue

	03.31.21	03.31.20
Base rent	2,090	4,762
Contingent rent	841	1,785
Admission rights	478	891
Averaging of scheduled rent escalation	603	(33)
Property management fees	82	104
Others	25	55
Parking fees	14	235
Rentals and services income	4,133	7,799
Sale of trading properties	67	416
Gain from disposal of trading properties	67	416
Total revenues from sales, rentals and services	4,200	8,215
Expenses and collective promotion fund	1,663	3,082
Total revenues from expenses and collective promotion funds	1,663	3,082
Total revenues	5,863	11,297

IRSA Propiedades Comerciales S.A.

20.
Expenses by nature

	Costs (2)	General and administrative expenses	Selling expenses	03.31.21	03.31.20
Salaries, social security costs and other personnel administrative expenses (1)	853	471	62	1,386	1,666
Maintenance, security, cleaning, repairs and others	749	80	1	830	1,372
Taxes, rates and contributions	244	3	498	745	748
Directors' fees	-	616	-	616	378
Amortization and depreciation	306	89	2	397	441
Fees and payments for services	19	90	218	327	202
Advertising and other selling expenses	222	-	5	227	635
Leases and expenses	85	28	2	115	330
Traveling, transportation and stationery	10	8	1	19	47
Cost of sale of properties	10	-	-	10	26
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	7	7	141
Other expenses	5	19	-	24	16
Total expenses by nature 03.31.21	2,503	1,404	796	4,703	-
Total expenses by nature 03.31.20	4,208	1,159	635	-	6,002

(1)
For the nine-month period ended March 31, 2021, includes ARS 1,186 of Salaries, Bonuses and Social Security and ARS 200 of other concepts. For the nine-month period ended March 31, 2020, includes ARS 1,429 of Salaries, Bonuses and Social Security and ARS 237 of other concepts.
(2)
For the nine-month period ended March 31, 2021, includes ARS 2,453 of Rental and services costs and ARS 50 of Cost of sales and developments. For the nine-month period ended March 31, 2020, includes ARS 4,102 of Rental and services costs and ARS 106 of Cost of sales and developments.

21.
Other operating results, net

	03.31.21	03.31.20
Management fees	74	62
Others	7	-
Interest generated by operating credits	56	158
Loss for sale of subsidiaries, associates and joint ventures	-	(8)
Donations	(50)	(59)
Lawsuits (Note 17)	(40)	(47)
Total other operating results, net	47	106

22.
Financial results, net

	03.31.21	03.31.20
- Interest income	677	510
Finance income	677	510
- Interest expense	(3,141)	(2,996)
- Other finance costs	(354)	(188)
Finance costs	(3,495)	(3,184)
- Foreign exchange, net	891	(4,791)
- Fair value gains / (loss) of financial assets and liabilities at Fair value through profit or loss	3,688	(1,151)
- (Loss) / Gain from derivative financial instruments	(338)	26
- (Loss) / Gain for repurchase of non-convertible notes	(5)	42
Other financial results	4,236	(5,874)
- Inflation adjustment	1,959	(209)
Total financial results, net	3,377	(8,757)

IRSA Propiedades Comerciales S.A.

23.
Related parties transactions

The following is a summary of the balances with related parties:

Items	03.31.21	06.30.20
Trade and other receivables	8,340	7,463
Rights of use assets	736	979
Investments in financial assets	6,457	5,945
Trade and other payables	(3,353)	(1,929)
Borrowings	(5,173)	(683)
Leases liabilities	(8)	-
Total	6,999	11,775

Related parties	03.31.21	06.30.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	4,416	3,853	Non-convertible notes
	7,124	3,537	Loans granted
	184	193	Other receivables
	38	77	Corporate services
	131	-	Received granted
	12	17	Equity incentive plan
	14	-	Lease collections
	6	14	Leases and/or rights to use space
	1	1	Commissions
	5	13	Reimbursement of expenses receivable
	(2,912)	(1,501)	Received advances
Total direct parent company	9,019	6,204
Cresud S.A.CI.F. y A.	2,041	2,092	Non-convertible notes
	(3)	(3)	Equity incentive plan to pay
	7	-	Leases and/or rights to use space
	(11)	(1)	Reimbursement of expenses to pay
	(172)	(246)	Corporate services to pay
Total direct parent company of IRSA	1,862	1,842
Torodur S.A.	-	256	Loans granted
	(4,699)	-	Borrowings
	(134)	(683)	Non-convertible notes
Panamerican Mall S.A.	3	34	Reimbursement of expenses receivable
	194	194	Other receivables
	-	14	Management fee receivable
	(1)	-	Management fee to pay
	(22)	(3)	Lease collections to pay
	(4)	(3)	Leases and/or rights to use space to pay
Arcos del Gourmet S.A.	-	138	Loans granted
	7	29	Reimbursement of expenses receivable
	-	17	Management fee
	(9)	-	Lease collections to pay
	-	1	Lease collections
	-	23	Other receivables
	(4)	-	Leases and/or rights to use space to pay
Fibesa S.A.	7	9	Other receivables
	1	3	Leases and/or rights to use space
	(2)	-	Reimbursement of expenses to pay
	-	1	Management fee
	(23)	-	Borrowings
Shopping Neuquén S.A.	736	979	Rights of use assets
	154	168	Loans granted
	29	39	Reimbursement of expenses receivable
Ogden Argentina S.A	318	318	Loans granted
Boulevard Norte S.A.	(4)	(4)	Reimbursement of expenses to pay
Entretenimiento Universal S.A.	43	43	Loans granted
Centro de Entretenimiento La Plata S.A.	(4)	-	Reimbursement of expenses to pay
	1	12	Reimbursement of expenses receivable
Pareto S.A.	2	3	Other receivables
	4	-	Loans granted
	(7)	-	Other payables
La Arena S.A.	1	4	Reimbursement of expenses receivable
Total subsidiaries	(3,413)	1,592

IRSA Propiedades Comerciales S.A.

Related parties	03.31.21	06.30.20	Description of transaction
Nuevo Puerto Santa Fe S.A.	7	11	Management fee
	5	-	Loans granted
	1	-	Reimbursement of expenses receivable
	-	(1)	Leases and/or rights to use space to pay
	3	-	Leases and/or rights to use space
Quality S.A.	-	1	Management fee
	3	1	Reimbursement of expenses
	(8)	-	Leases liabilities
TGLT SA	11	12	Other receivables
Total associates and joint ventures	22	24
Directors	(166)	(165)	Fees
Total Directors	(166)	(165)
Futuros y Opciones.Com S.A.	(49)	-	Borrowings
IRSA International LLC	-	365	Loans granted
	(28)	-	Other payables
Tyrus S.A.	-	1,885	Loans granted
Banco Hipotecario S.A.	6	7	Leases and/or rights to use space
Fundación Museo de los Niños	11	8	Reimbursement of expenses receivable
Helmir S.A	(268)	-	Non-convertible notes
Hoteles Argentinos S.A	2	3	Other credits
La Rural S.A.	(2)	-	Leases and/or rights to use space to pay
	-	8	Leases and/or rights to use space
Others related parties	5	4	Other credits
	(2)	(2)	Other payables
Total others related parties	(325)	2,278
Total	6,999	11,775

The following is a summary of the results with related parties:

Related parties	03.31.21	03.31.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	46	77	Corporate services
	603	(78)	Financial operations
	4	1	Leases and/or rights to use space
Total direct parent company	653	-
Cresud S.A.CI.F. y A.	333	(67)	Financial operations
	20	12	Leases and/or rights to use space
	(381)	(411)	Corporate services
Total direct parent company of IRSA	(28)	(466)
Arcos del Gourmet S.A.	26	7	Fees
	(5)	4	Financial operations
	(4)	(180)	Leases and/or rights to use space
Fibesa S.A.	-	10	Leases and/or rights to use space
	2	3	Fees
	2	-	Financial operations
Torodur S.A.	(37)	(337)	Financial operations
Shopping Neuquén S.A.	(8)	9	Financial operations
	(245)	(225)	Leases and/or rights to use space
Ogden Argentina S.A	(1)	63	Financial operations
Panamerican Mall S.A.	37	47	Fees
	(4)	(19)	Leases and/or rights to use space
	9	(1)	Financial operations
La Arena S.A.	-	(8)	Fees
La Rural S.A.	(5)	(16)	Financial operations
Entretenimiento Universal S.A.	-	6	Financial operations
Others subsidiaries IRSA Propiedades Comerciales S.A	-	(2)	Financial operations
	3	2	Fees
	(1)	-	Leases and/or rights to use space
Total subsidiaries	(231)	(637)
Nuevo Puerto Santa Fe S.A.	(1)	(3)	Leases and/or rights to use space
	4	12	Fees
Quality Invest S.A.	2	2	Leases and/or rights to use space
	(9)	-	Financial operations
Total associates and joint ventures	(4)	11
Directors	(616)	(378)	Fees
Senior Management	(26)	(29)	Fees
Total directors	(642)	(407)
IRSA International LLC	28	40	Financial operations
Tyrus S.A	168	81	Financial operations
BHN Seguros Generales S.A.	10	10	Leases and/or rights to use space
BHN Sociedad de Inversión S.A.	5	5	Leases and/or rights to use space
BHN Vida S.A.	10	10	Leases and/or rights to use space
BACS Administradora de Activos S.A.	4	4	Leases and/or rights to use space
Museo de los Niños	(16)	-	Donations
Banco de Crédito y Securitización S.A.	54	51	Leases and/or rights to use space
Estudio Zang, Bergel & Viñes	(10)	(22)	Fees
TGLT S.A.	-	4	Leases and/or rights to use space
	-	48	Financial operations
Others	1	6	Leases and/or rights to use space
Total others related parties	254	237
Total	2	(1,262)

IRSA Propiedades Comerciales S.A.

The following is a summary of the transactions with related parties:

Related parties	03.31.21	03.31.20	Description of transaction
IRSA Inversiones y Representaciones S.A.	9,126	868	Dividends granted
Cresud S.A.CI.F. y A.	395	16	Dividends granted
E-commerce Latina S.A.	159	13	Dividends granted
Tyrus S.A.	57	-	Dividends granted
Helmir S.A	1	-	Dividends granted
Total dividends granted	9,738	897
Panamerican Mall S.A.	-	(792)	Dividends received
Fibesa S.A.	-	(97)	Dividends received
Nuevo Puerto Santa Fe S.A.	-	(52)	Dividends received
Total dividends received	-	(941)
Quality Invest S.A.	26	55	Irrevocable contributions granted
La Malteria S.A.	2	-	Irrevocable contributions granted
Total irrevocable contributions to joint ventures	28	55
TGLT S.A.	-	(1,814)	Share sale
Total share sale	-	(1,814)
Pareto S.A.	53	-	Share acquisition
TGLT S.A.	-	2,944	Share acquisition
Total share acquisition	53	2,944

24.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Investment in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 20 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

25.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	03.31.21	06.30.20
Assets
Trade and other receivables
US Dollar	5.22	91.80	479	666
Euro	0.16	107.64	17	23
Trade and other receivables with related parties
US Dollar	8.28	92.00	762	6,626
Total trade and other receivables			1,258	7,315
Investments in financial assets
US Dollar	5.57	91.80	511	80
Investment in financial assets with related parties
US Dollar	60.18	92.00	5,537	5,803
Total investments in financial assets			6,048	5,883
Cash and cash equivalents
US Dollar	0.72	91.80	66	334
Total cash and cash equivalents			66	334
Total Assets			7,372	13,532
Liabilities
Trade and other payables
US Dollar	3.26	92.00	300	288
Euro	0.05	108.10	5	-
Trade and other payables with related parties
US Dollar	0.39	92.00	36	5
Total trade and other payables			341	293
Borrowings
US Dollar	354.74	92.00	32,636	47,383
Borrowings from related parties
US Dollar	55.45	92.00	5,101	683
Total borrowings			37,737	48,066
Leases liabilities
US Dollar	-	92.00	-	9
Leases liabilities with related parties
US Dollar	0.09	92.00	8	-
Total Leases liabilities			8	9
Total Liabilities			38,086	48,368

(1)
Considering foreign currencies those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate of the Argentine Peso as of March 31, 2021, according to Banco Nación Argentina.

26.
Economic context in which the Company operates

See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

27.
 Subsequent events

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Propiedades Comerciales S.A.
Legal address: Carlos Della Paolera 261– 8º floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52767733-1

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A. (“the Company”), which comprise the unaudited condensed interim separate statement of financial position as of March 31, 2021, the unaudited condensed interim separate statements of income and other comprehensive income for the nine and three-month periods ended March 31, 2021, and the unaudited condensed interim separate statements of changes in shareholders’ equity and of cash flows for the nine-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position and the separate statements of income and other comprehensive income and of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report in connection with IRSA Propiedades Comerciales S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A. are in the process of being transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of March 2021.

c)
at March 31, 2021, the debt of IRSA Propiedades Comerciales S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 97,136,114, which is not due at that date.

Autonomous City of Buenos Aires, May 6, 2021.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

I. Brief comment on the Group’s activities during the period including references to significant events occurred after the end of the period.

Economic context where the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 3,000,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory isolation at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities started to become more flexible, in line with a decrease in infections, although as of April 16, 2021, because of the sustained increase in the cases registered, the National Government, through Decrees 241/2021 and 287/2021, established restrictions on night activity and the closure of shopping malls in Buenos Aires Metropolitan Area until May 21 inclusive, keeping 44% of the Company’s portfolio operative in GLA terms.

This series of measures affected a large part of Argentine companies, which experienced a drop in their income and inconveniences in the payment chain. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, to the stagnation of the Argentine economy, a context of international crisis is added because of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

At the local environment, the following circumstances were observed:

●
In February 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of (2.6%) compared to the same month of 2020, and (1.0%) compared to the previous month.

●
The annual retail inflation reached 42.65% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in March 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 46.0% for 2021. Analysts participating in the REM forecast a rebound in economic activity in 2021, reaching an economic growth of 6.7%.

●
In the period from March 2020 to March 2021, the argentine peso depreciated 42.7% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of March 31, 2021 there is an exchange gap of approximately 60% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

COVID-19 pandemic

As described above, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group's business. The current estimated impacts of the COVID-19 pandemic on the Group as of the date of these financial statements are set out below:

●
During the third quarter of fiscal year 2021, the Group's shopping malls have operated under strict protocols and a gradual, although sustained, recovery of activity was evidenced since the reopening in October 2020. After the closing, by Decrees 241 / 2021 and 287/2021 of the National Executive Power, the shopping malls of the Metropolitan Area of Buenos Aires suspended their operations from April 16 to May 21, inclusive, operating only those activities considered essential such as pharmacies, supermarkets and banks.

●
Regarding the offices business, although most of the tenants are working in the home office mode, they are operating with strict safety and hygiene protocols. To date, we have registered a slight increase in vacancies, although we have not evidenced a deterioration in collections.

●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, remain closed since March 20, 2020.

The Company has a cash and equivalents position (including financial investments) as of March 31, 2021 of approximately USD 95.5 million. On the other hand, it does not have short-term debt maturities, except bank overdrafts for an equivalent of USD 62.5 million and other banking debt for USD 11.7 million.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2021

Consolidated Results in current currency

(In ARS million)	IIIQ 21	IIIQ 20	YoY Var	9M 21	9M 20	YoY Var
Income from sales, leases and services(1)	2,173	2,773	(21.6)%	5,668	10,470	(45.9)%
Net result from fair value adjustment of investment properties	(14,325)	(2,648)	441.0%	(10,679)	533	(2,103.6)%
Realized result from fair value adjustment of investment properties (4)	-	-	-	9,737	759	1,181.2%
Result from operations	(12,994)	(626)	1,975.7%	(8,316)	8,082	(202.9)%
Depreciation and amortization	89	68	30.9%	221	277	(20.2)%
Consolidated EBITDA(2)	(12,526)	(1,574)	695.8%	(3,175)	2,083	(252.4)%
Consolidated Adjusted EBITDA(2)	1,420	2,090	(32.1)%	12,321	7,436	65.7%
Consolidated NOI(3)	1,861	2,377	(21.7)%	13,834	8,599	60.9%
Result for the period	(10,765)	(1,999)	438.5%	(4,794)	(2,384)	101.1%
(1)
Does not include Incomes from Expenses and Promotion Funds
(2)
See Point XIV: EBITDA Reconciliation
(3)
See Point XV: NOI Reconciliation
(4)
As of 9M21, a loss of ARS 1,389 million correspond to the realized result from fair value adjustment for the period (negative ARS 965 million for the sale of Boston Tower and negative ARS 424 million for the sale of Bouchard 710) and a gain of ARS 11,125 million for the realized result from fair value adjustment in previous years (ARS 5,864 million for the sale of Boston Tower and ARS 5,261 million for the sale of Bouchard 710). As of 9M20, a gain of ARS 68 million correspond to realized result from fair value adjustment for the year (which include the barter agreement of the Caballito Ferro land plot) and ARS 691 million to realized result from fair value adjustment in previous years (ARS 424 million corresponding to the exchange of the Caballito Ferro land plot and ARS 267 million for the deconsolidation of La Maltería SA land plot).

Company’s income decreased by 45.9% during the nine-month period ended on March 31, 2021 compared to the same period of 2020 mainly due to the impact of COVID-19 pandemic in the Shopping Malls segment that straightly affected operations, while adjusted EBITDA increased 65.7% mainly explained by Sales and Developments segment whose adjusted EBITDA reached ARS 9,104 million due to the impact of Bouchard 710 and Boston Tower’s office sales. Rental segments Adjusted EBITDA reached ARS 3,394 million, ARS 2,029 million from the Shopping Malls segment and ARS 1,365 million from the Offices segment.

Net result for nine-month period of fiscal year 2021 registered a loss of ARS 4,794 million compared to a loss of ARS 2,384 million in the same period of 2020 mainly explained by a loss due to changes in the fair value of investment properties partially offset by higher net financial results.

II. Shopping Malls

Shopping Malls’ Operating Indicators

	IIIQ 21	IIQ 21	IQ 21	IVQ 20	IIIQ 20
Gross leasable area (sqm)	335,893	333,460	333,345	333,062	332,642
Tenants’ sales (3 months cumulative in current currency)	23,193	24,551	6,506	2,118	23,112
Occupancy	89.5%	88.3%	92.8%	93.2%	94.8%

During the third quarter of fiscal year 2021, our tenants’ sales reached ARS 23,193 million, 0.4% higher, in real terms, than the same period of 2020. Excluding the second half of March, when shopping malls were partially or totally closed in 2020, the variation reverts to a drop of 20.5%.

Our portfolio’s leasable area totaled 335,893 sqm during the quarter, slightly higher than in the previous quarter due to the incorporation of new surface in Alto Palermo corresponding to the expansion project and in Alto Avellaneda due to the acquisition of sqm from Wal Mart. Portfolio’s occupancy remains at 89.5%, mainly due to the exit of Falabella in Alto Avellaneda and DOT Baires Shopping. Excluding the effect of the remaining vacancy from large stores, occupancy reached 96.4%.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2021

Shopping Malls’ Financial Indicators

(in ARS million)	IIIQ 21	IIIQ 20	YoY Var	9M 21	9M 20	YoY Var
Income from sales. rentals and services	1,553	2,021	(23.2)%	3,748	7,625	(50.8)%
Net result from fair value adjustment of investment properties	(4,318)	(2,409)	79.2%	(9,697)	(5,294)	83.2%
Result from operations	(3,331)	(910)	266.0%	(7,804)	240	(3,351.7)%
Depreciation and amortization	59	20	195.0%	136	131	3.8%
EBITDA(1)	(3,272)	(890)	267.6%	(7,668)	371	(2,166.8)%
Adjusted EBITDA(1)	1,046	1,519	(31.1)%	2,029	5,665	(64.2)%
NOI(2)	1,387	1,681	(17.5)%	3,198	6,559	(51.2)%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Income from this segment decreased 50.8% during the nine-month period of fiscal year 2021, compared with same period of previous fiscal year, mainly explained by the closure of operations due to COVID-19 from March 20 to October 14, 2020, date from which all the company’s shopping malls were operational. It is worth mentioning that, after the end of the period and by provision of decrees 241 and 287/2021, the shopping malls of the Metropolitan Area of Buenos Aires suspended their operations between April 16 and May 21, 2021.

Adjusted EBITDA recovered during the third quarter of the year given the impact of the shopping malls’ reopening, reaching ARS 1,046 million, 31.1% below the same period in 2020.

Operating data of our Shopping Malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA CP Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	19,608	132	98.2%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,794	162	99.8%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	40,170	128	68.7%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	112	91.4%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	88.3%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	48,427	163	73.0%	80%
Soleil	Jul-10	Province of Buenos Aires	15,158	78	90.8%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,313	85	99.6%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,975	139	94.7%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	43,312	129	97.4%	100%
Córdoba Shopping	Dec-06	Córdoba	15,361	104	96.6%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	70	96.2%	50%
Alto Comahue	Mar-15	Neuquén	11,702	95	89.8%	99.95%
Patio Olmos(5)	Sep-07	Córdoba
Total			335,893	1,551	89.5%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto).
(5) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2021

Cumulative tenants’ sales as of March 31

(per Shopping Mall in ARS million)	IIIQ 21	IIIQ 20	YoY Var	9M 21	9M 20	YoY Var
Alto Palermo	2,439	2,708	(9.9)%	5,278	11,534	(54.2)%
Abasto Shopping	2,354	2,884	(18.4)%	4,798	11,683	(58.9)%
Alto Avellaneda	2,136	2,483	(14.0)%	3,977	10,347	(61.6)%
Alcorta Shopping	1,933	1,661	16.4%	4,159	6,875	(39.5)%
Patio Bullrich	1,042	1,143	(8.8)%	2,681	4,580	(41.5)%
Dot Baires Shopping	1,677	2,330	(28.0)%	3,724	9,194	(59.5)%
Soleil	1,313	1,109	18.4%	3,000	4,776	(37.2)%
Distrito Arcos	1,491	1,253	19.0%	4,080	5,375	(24.1)%
Alto Noa Shopping	1,321	1,153	14.6%	3,479	4,027	(13.6)%
Alto Rosario Shopping	3,063	2,489	23.1%	7,815	9,455	(17.3)%
Mendoza Plaza Shopping	2,539	1,977	28.4%	6,517	7,040	(7.4)%
Córdoba Shopping	880	710	23.9%	2,543	2,899	(12.3)%
La Ribera Shopping(1)	404	509	(20.6)%	946	1,959	(51.7)%
Alto Comahue	601	703	(14.5)%	1,252	2,848	(56.0)%
Total	23,193	23,112	0.4%	54,249	92,592	(41.4)%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business

(per Type of Business. in ARS million)	IIIQ 21	IIIQ 20	YoY Var	9M 21	9M 20	YoY Var
Anchor Store	1,803	1,190	51.5%	2,908	4,909	(40.8)%
Clothes and Footwear	11,448	11,851	(3.4)%	29,830	51,036	(41.6)%
Entertainment	280	842	(66.7)%	336	2,906	(88.4)%
Home	750	487	54.0%	1,565	1,898	(17.5)%
Restaurant	2,116	2,950	(28.3)%	4,005	10,401	(61.5)%
Miscellaneous	3,509	3,579	(2.0)%	8,533	12,876	(33.7)%
Services	383	323	18.6%	664	1,082	(38.6)%
Electronic appliances	2,904	1,890	53.7%	6,408	7,484	(14.4)%
Total	23,193	23,112	0.4%	54,249	92,592	(41.4)%

Revenues from cumulative leases as of March 31

(in ARS million)	IIIQ 21	IIIQ 20	YoY Var	9M 21	9M 20	YoY Var
Base Rent (1)	830	1,086	(23.6)%	1,834	3,677	(50.1)%
Contingent Rent	461	377	22.3%	984	2,007	(51.0)%
Total Rent	1,291	1,463	(11.8)%	2,818	5,684	(50.4)%
Revenues from non-traditional advertising	20	53	(62.3)%	67	198	(66.2)%
Admission rights	163	281	(42.0)%	532	980	(45.7)%
Fees	31	36	(13.9)%	93	108	(13.9)%
Parking fees	11	106	(89.6)%	20	398	(95.0)%
Commissions	28	61	(54.1)%	107	203	(47.3)%
Others	9	21	(57.1)%	111	54	105.6%
Subtotal (2)	1,553	2,021	(23.2)%	3,748	7,625	(50.8)%
Expenses and Collective Promotion Funds	685	1,107	(38.1)%	1,838	3,295	(44.2)%
Total	2,238	3,128	(28.5)%	5,586	10,920	(48.8)%
(1)
Includes Revenues from stands for ARS 109 million cumulative as of March 2021.
(2)
Includes ARS 6.0 million from Patio Olmos.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2021

III. Offices

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID-19 brought with it a combination of lower demand, increased vacancy that reached, according to Cushman & Wakefield, 14.9% for premium offices in Buenos Aires City and stable rental prices at USD 26.9 / sqm.

Offices’ Operating Indicators

	IIIQ 21	IIQ 21	IQ 21	IVQ 20	IIIQ 20
Gross Leasable area	114,475	114,475	93,144	115,640	115,640
Total Occupancy	76.3%	75.6%	83.7%	86.1%	87.0%
Class A+ & A Occupancy	81.2%	79.5%	91.6%	93.0%	93.9%
Class B Occupancy	52.4%	56.7%	53.6%	52.4%	53.2%
Rent USD/sqm	25.4	25.7	26.0	26.6	26.6

The gross leasable area during the third quarter of fiscal year 2021 was 114,475 m2, in line with the previous quarter when “200 Della Paolera” building was added to the portfolio, offsetting the sqm sold by the company during the first semester.

Portfolio average A+ & A reached 81.2%, slightly increasing compared to previous quarter and average rental price reached USD 25.4 per sqm.

(in ARS million)	IIIQ 21	IIIQ 20	YoY Var	9M 21	9M 20	YoY Var
Income from sales, rentals and services	624	767	(18.6)%	1,865	2,422	(23.0)%
Net result from fair value adjustment of investment properties	(8,765)	(187)	4,587.2%	(148)	4,751	(103.1)%
Result from operations	(8,295)	391	(2,221.5)%	1,185	6,645	(82.2)%
Depreciation and amortization	12	16	(25.0)%	32	41	(22.0)%
EBITDA(1)	(8,283)	407	(2,135.1)%	1,217	6,686	(81.8)%
Adjusted EBITDA (1)	482	594	(18.9)%	1,365	1,935	(29.5)%
NOI(2)	559	696	(19.7)%	1,640	2,237	(26.7)%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

During the nine-month period ended on March 31, 2021, revenues from the offices segment decreased by 23.0% and Adjusted EBITDA from this segment decreased 29.5% compared to the same period of the previous year, due to the decrease in revenues related to the sale of offices floors -compensated by the incorporation of “200 Della Paolera”-, decrease in occupancy, and increase in bonuses. Adjusted EBITDA margin was 73.2%, 6.7 bps lower than the same period of previous year.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2021

Below is information on our office segment and other rental properties as of March 31, 2021:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	IRSA CP’s Actual Interest	9M 21 - Rental revenues (ARS thousand)
AAA & A Offices
Republica Building	Dec-14	19,885	76.6%	100%	377,999
Boston Tower	Dec-14	-	-	-	108,893
Intercontinental Plaza(3)	Dec-14	2,979	100.0%	100%	101,739
Bouchard 710	Dec-14	-	-	-	39,010
Dot Building	Nov-06	11,242	84.9%	80%	187,802
Zetta	May-19	32,173	84.7%	80%	633,321
261 Della Paolera – Catalinas (5)	Dec-20	28,714	76.9%	100%	265,786
Total AAA & A Offices		94,993	81.2%		1,714,550

B Offices
Suipacha 652/64	Dec-14	11,465	31.2%	100%	38,176
Philips	Jun-17	8,017	82.7%	100%	95,189
Total B Buildings		19,482	52.4%		133,365
Subtotal Offices		114,475	76.3%		1,847,915

Other rental properties(4)					16,690
Total Offices and Others		114,475	76.3%		1,864,605
(1) Corresponds to the total gross leasable area of each property as of March 31, 2021. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of March 31, 2021.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Includes all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665, San Martin Plot and Libertador).
(5) Includes 664 square meters of gross leasable area of the basement.

IV. Sales & Developments and Others

The segment “Others” includes the Fair, Convention Center and Entertainment activities through our investments in La Rural S.A. and La Arena S.A.

	Sales and Developments			Others
(in ARS million)	9M 21	9M 20	YoY Var	9M 21	9M 20	YoY Var
Revenues	68	420	(83.8)%	20	82	(75.6)%
Net result from fair value adjustment of investment properties	(769)	1,363	(156.4)%	34	77	(55.8)%
Realized result from fair value adjustments of investment properties	9,737	759	1182.9%	-	-	-
Result from operations	(1,409)	1,556	(190.6)%	(134)	32	(518.8)%
Depreciation and amortization	7	6	16.7%	50	45	11.1%
EBITDA(1)	(1,402)	1,562	(189.8)%	(84)	77	(209.1)%
Adjusted EBITDA(1)	9,104	(191)	-	(118)	-	100.0%
NOI(2)	9,217	(138)	-	(80)	29	(375.9)%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Revenues from “Sales and Developments” segment decreased by 83.8% in real terms during the nine-months period of fiscal year 2021 compared to the same period of previous fiscal year, because of Coto Airspace Barter Agreement and the sale of parking lots in the Astor Beruti building in that period. Revenues from the "Others" segment decreased by 75.6% mainly explained by the prolonged closure of the activities of La Rural, La Arena and the Convention Centers in the context of the pandemic.

Adjusted EBITDA of Sales and Developments was ARS 9,104 million mainly explained by the impact of the realized fair value of Bouchard 710 and Boston Tower sales, while adjusted EBITDA for Others segment was negative ARS 118 million.

	Investment Properties Sales – 9M2021
Office Buildings	Date	Floors	GLA	Price (USD MM)	Price sqm (USD)
Bouchard 710 – Total	Jul-2020	12	15,014	87.2	5,827
Boston Tower – Partial	Jul & Aug-2020	6	7,482	41.4	5,530
IQ21 Sales			22,496	128.6
Boston Tower - Remaining	Nov-2020	7	7,158	42.0(1)	5,710
IIQ21 Sales			7,158	42.0
(1) Includes the value of a retail store for USD 1.1 million.

V. CAPEX

Alto Palermo Expansion

We keep working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of today is 83.8% and construction works are expected to be finished by October 2021.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Income Statement per segment but not in the Income Statement.

For the nine-month period ended March 31, 2021

Item (stated in ARS million)	Income by Segment	Expenses and Collective Promotion Funds	Adjustment for share of profit / (loss) of joint ventures (1)	Income Statement
Revenues	5,701	2,008	(33)	7,676
Costs	(832)	(2,169)	45	(2,956)
Gross profit	4,869	(161)	12	4,720
Net result from fair value adjustments of investment property	(10,580)	-	(99)	(10,679)
General and administrative expenses	(1,495)	-	5	(1,490)
Selling expenses	(856)	-	12	(844)
Other operating results, net	(100)	79	(2)	(23)
Result from operations	(8,162)	(82)	(72)	(8,316)
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2021

VII. Consolidated Financial Debt

Below is a detail of IRSA Propiedades Comerciales S.A.’s debt as of March 31, 2021

Description	Currency	Amount (USD MM)(1)	Interest Rate	Maturity
Bank loans and overdrafts	ARS	62.5	-	< 360 days
PAMSA loan	USD	22.5	Fixed	Feb-23
IRSA CP Notes Series II (2)	USD	358.5	8.75%	Mar-23
IRSA CP’s Total Debt	USD	443.5
Cash & Cash Equivalents + Investments (3)	USD	95.5
Intercompany Credit	ARS	72.2
IRSA CP’s Net Debt	USD	275.8
(1)
Principal amount at an exchange rate of ARS/USD 92.00 without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Net of repurchases
(3)
Includes Cash and cash equivalents and Investments in Current Financial Assets (includes related companies notes holding)

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net profits of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits are allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned.

Year	Dividend paid stated in terms of the measuring unit current as of March 31, 2021	Dividend per share paid stated in terms of the measuring unit current as of March 31, 2021	Dividend paid stated in terms of the measuring unit current as of the date of each corresponding shareholders’ meeting	Dividend per share paid stated in terms of the measuring unit current as of the date of each corresponding shareholders’ meeting
	(ARS thousands)	(ARS)	(ARS thousands)	(ARS)
2018	2,483,292	19.7064	680,000	5.3962
2019	1,363,948	10.8238	545,000	4.3249
2020	989,599	7.8532	595,000	4.7217
2021	11,755,011	93.2833	9,700,000	76.9755

As of November 25, 2020, the Company distributed among its shareholders a cash dividend in an amount of ARS 9,700 million equivalent to 7,697.6% of the share capital, an amount per share of ARS 76.9755 (1 par value) and an amount per ADR of ARS 307.9022 (Argentine Pesos per ADR).

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2021

IX. Material and Subsequent Events

April 2021: “200 Della Paolera” inauguration

After the end of the period, the Company inaugurated its newest office development in Buenos Aires, that was operative since December 2020.

“200 Della Paolera” is a AAA office building located in Catalinas, one of the most premium corporate areas in Argentina. This building of 30 floors has a total GLA of 35,000 sqm, 318 parking lots, services and amenities. The Company owns 80% of the building (28,000 sqm).

Potentially LEED, equipped with the latest technology and designed to promote an agile and collaborative working environment, this modern building will become an emblematic icon of the city.

X. Summary Comparative Consolidated Balance Sheet

(in ARS million)	03.31.2021	03.31.2020
Non-current assets	152,621	131,666
Current assets	14,705	26,387
Total assets	167,326	158,053
Equity attributable to the holders of the parent	80,342	70,768
Non-controlling interest	5,506	4,226
Total shareholders’ equity	85,848	74,994
Non-current liabilities	67,300	64,261
Current liabilities	14,178	18,798
Total liabilities	81,478	83,059
Total liabilities and shareholders’ equity	167,326	158,053

XI. Summary Comparative Consolidated Income Statement

(in ARS million)	03.31.2021	03.31.2020
Result from operations	(8,316)	8,082
Share of profit of associates and joint ventures	(936	333
Result from operations before financing and taxation	(9,252)	8,415
Financial income	713	539
Financial cost	(3,615)	(3,472)
Other financial results	4,471	(6,395)
Inflation adjustment	1,769	20
Financial results. net	3,338	(9,308)
Result before income tax	(5,914)	(893)
Income tax	1,120	(1,491)
Result for the period	(4,794)	(2,384)

Attributable to:
Equity holders of the parent	(4,780)	(2,515)
Non-controlling interest	(14)	131

XII. Summary Comparative Consolidated Cash Flow

(in ARS million)	03.31.2021	03.31.2020
Net cash generated from operating activities	3,107	6,858
Net cash generated from / (used in) investing activities	5,903	(6,605)
Net cash used in financing activities	(14,725)	(4,955)
Net decrease in cash and cash equivalents	(5,715)	(4,702)
Cash and cash equivalents at beginning of year	6,263	8,124
Financial Results from cash and cash equivalents	44	383
Inflation adjustment	(34)	(50)
Cash and cash equivalents at period-end	558	3,755

XIII.
Comparative Ratios

(in ARS million)	03.31.2021		03.31.2020
Liquidity
CURRENT ASSETS	14,705	1.04	26,387	1.40
CURRENT LIABILITIES	14,178		18,798
Indebtedness
TOTAL LIABILITIES	81,478	1.01	83,059	1.17
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	80,342		70,768
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	80,342	0.99	70,768	0.85
TOTAL LIABILITIES	81,478		83,059
Capital Assets
NON-CURRENT ASSETS	152,621	0.91	131,666	0.83
TOTAL ASSETS	167,326		158,053

XIV.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period, excluding: i) Interest income; ii) interest expense; iii) income tax expense; and iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA (does not include the result of the Coto Airspace barter agreement and main related expenses corresponding to 2020) minus Total financial results, nets, excluding net financial interests, less share of loss/profit in associates and joint ventures, and excluding unrealized result from fair value adjustments of investment properties (does not include the result of the exchange of the Caballito Ferro land and the deconsolidation of La Maltería SA land corresponding to 2020).

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2021	2020
Result for the period	(4,794)	(2,384)
Interest income	(713)	(539)
Interest expense	3,231	3,238
Income tax expense	(1,120)	1,491
Depreciation and amortization	221	277
EBITDA	(3,175)	2,083
Unrealized result from fair value adjustments of investment properties	20,416	(533)
Share of loss / (profit) of associates and joint ventures	936	(333)
Foreign exchange, net	(981)	4,998
Loss from derivative financial instruments	368	52
Fair value (gain) /loss of financial assets and liabilities at fair value through profit or loss	(3,875)	1,470
Other financial costs	384	234
Repurchase of non-convertible notes	17	(125)
Gain from barter agreement – Coto Airspace	-	(390)
Inflation adjustment	(1,769)	(20)
Adjusted EBITDA	12,321	7,436
Adjusted EBITDA Margin(1)	217.4%	71.0%

(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rentals and services.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2021

XV.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations (includes the result of the Espacio Aéreo Coto barter agreement and main related expenses corresponding to 2020), less Selling expenses, plus realized result from fair value adjustments of investment properties (does not include the result of the swap of the Caballito Ferro land and the deconsolidation of the La Maltería SA land corresponding to 2020), plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2021	2020
Gross profit	4,720	9,425
Selling expenses	(844)	(713)
Depreciation and amortization	221	277
Gain from barter agreement – Coto Airspace	-	(390)
Realized result from fair value of investment properties	9,737	-
NOI (unaudited)	13,834	8,599

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2021

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2021	2020
Result for the period	(4,794)	(2,384)
Unrealized Result from fair value adjustments of investment properties	20,416	(533)
Depreciation and amortization	221	277
Foreign exchange, net	(981)	4,998
Loss from derivative financial instruments	368	52
Fair value (gain)/loss of financial assets and liabilities at fair value through profit or loss	(3,875)	1,470
Other financial costs	384	234
Deferred income tax	(1,126)	1,458
Non-controlling interest	14	(131)
Non-controlling interest related to PAMSA’s fair value	(18)	173
Share of loss / (profit) of associates and joint ventures	936	(333)
Inflation adjustment	(1,769)	(20)
Adjusted FFO	9,776	5,261

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2021

XVII. Brief comment on prospects for the fiscal year

The year 2021 is projected as another great challenge for the shopping mall industry in the context of COVID-19 pandemic. After six months since their reopening, in October 2020, where a gradual recovery of the activity that could be evidenced in terms of occupancy and tenant sales, the shopping malls of the Metropolitan Area of Buenos Aires suspended their operations again from April 16 to May 21, 2021 by provision of decrees 241/2021 and 287/2021 of the national government. This situation leads us to review our commercial policy again. With the objective to continue accompanying our tenants in this difficult context, prioritizing our long-term relationship, in April we have decided to waive the rent of the period closed to those tenants who do not register contractual breaches. The impact of these new restrictions on the business will be reflected in the fourth quarter of fiscal year 2021.

On the other hand, the office segment continues to operate normally despite the “home-office” working mode and the slight increase in vacancies observed in the portfolio.

Entertainment segment has also been affected by the restrictive measures. La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Company owns directly or indirectly, have been closed since March 20, 2020. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Looking ahead to the next quarter, we will continue working on reducing and making the cost structure more efficient, hoping that the activity of shopping malls can restart its operations in the short term with the proper protocols. We trust that this will be possible as the vaccination program progresses, and infections decrease. Likewise, we continue working on the launch of the company's Marketplace to complement the physical sale in stores with the online sale, offering our customers different purchase and delivery alternatives.

The Board of Directors of the Company will continue evaluating financial, economic, and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Saúl Zang

First Vice-Chairman